SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Unaudited condensed statements of consolidated financial position at

All amounts in millions of reais

Assets	Note	June 30, 2024	December 31, 2023

Current assets
Cash and cash equivalents	4	14,213	14,187
Financial investments	5	3,116	4,956
Trade accounts receivable	6	3,550	2,910
Inventories	7	13,418	12,532
Taxes recoverable	9	1,335	1,461
Recoverable income taxes	-	713	428
Derivatives	18.2	117	137
Other receivables		580	830
			-
		37,042	37,441

Non-current assets held for sale	1	701	-

		37,743	37,441
Non-current assets
Taxes recoverable	9	1,495	1,370
Recoverable income taxes	-	261	292
Deferred tax assests	20(c)	10,264	6,443
Judicial deposits	-	174	178
Derivatives	18.2	163	210
Other receivables	-	338	309
Investments	10	164	165
Property, plant and equipment	11	39,817	38,405
Intangible assets	12	3,250	3,108
Right of use of assets	13(a)	3,493	3,820

		59,419	54,300

Total assets		97,162	91,741

The notes are an integral part of the interim financial statements.
2

Braskem S.A.

Unaudited condensed statements of consolidated financial position at

All amounts in millions of reais

Liabilities and shareholders' equity	Nota	June 30, 2024		December 31, 2023

Current liabilities
Trade payables	14	16,579		13,221
Borrowings and debentures	15	2,045		2,029
Braskem Idesa borrowings	16	808		739
Derivatives	18.2	191		58
Payroll and related charges		753		828
Taxes payable	19	464		387
Income taxes payable		217		11
Sundry provisions	21	1,177		1,282
Geological event in Alagoas	23	2,735		2,759
Lease	13(b)	1,012		978
Other payables		2,667		2,202

		28,648		24,494

Non-current liabilities held for sale	1	271		-

		28,919		24,494

Non-current liabilities
Borrowings and debentures	15	44,381		40,207
Braskem Idesa borrowings	16	12,705		10,511
Derivatives	18.2	196		141
Taxes payable	19	223		206
Loan from non-controlling shareholders of Braskem Idesa	8	3,027		2,490
Deferred tax liabilities	20(c)	1,170		1,677
Post-employment benefits		595		567
Legal provisions	22.1	857		1,095
Sundry provisions	21	715		943
Geological event in Alagoas	23	2,492		2,481
Lease	13(b)	2,906		2,955
Other payables		321		695

		69,588		63,968

Shareholders' equity	24	-
Capital		8,043		8,043
Capital reserve and treasury shares		11		27
Additional paid in capital		(475)		(488)
Other compreehensive income (loss)		320		(852)
Accumulated losses		(8,193)		(2,738)

Total attributable to the Company's shareholders		(294)	-	3,992

Non-controlling interest in subsidiaries		(1,051)		(713)

		(1,345)		3,279

Total liabilities and shareholders' equity		97,162		91,741

;

The notes are an integral part of the interim financial statements.
3

Braskem S.A.

Unaudited condensed consolidated statements of profit or loss for the six-month period ended June 30

All amounts in millions of reais, except (loss) per share

	Note	2024	2023

Net revenue	26	36,995	37,202
Cost of products sold	27	(34,488)	(35,759)
		0	0
Gross profit		2,507	1,443
		0	0
Income (expenses)		0	0
Selling and distribution	27	(908)	(973)
Reversal of (loss for) expected credit losses on trade accounts receivable and others from clients	27	56	(48)
General and administrative	27	(1,239)	(1,174)
Research and development	27	(212)	(175)
Results from equity accounted investees		(27)	11
Other income	27	249	1,146
Other expenses	27	(1,198)	(1,374)
		0	0
Loss before financial results and taxes		(772)	(1,144)
		0	0
Financial results	28	0	0
Financial expenses		(3,115)	(2,583)
Financial income		828	750
Derivatives and exchange rate variations, net		(5,606)	1,641
		0	0
		(7,893)	(192)
		0	0
Loss before income tax		(8,665)	(1,336)
		0	0
Income taxes	20(a)	2,990	755
		0	0
Net loss for the period		(5,675)	(581)

Attributable to:		0	0
Company's shareholders		(5,459)	(586)
Non-controlling interest in subsidiaries		(216)	5
		0	0
Loss for the period		(5,675)	(581)

Loss per share - basic and diluted - R$	25
Basic
Common		(6.8485)	(0.7358)
Preferred shares class "A"		(6.8485)	(0.7358)
Preferred shares class "B"		(6.8485)	(0.7358)

Diluted
Common		(6.8485)	(0.7358)
Preferred shares class "A"		(6.8485)	(0.7358)
Preferred shares class "B"		(6.8485)	(0.7358)

The notes are an integral part of the interim financial statements.
4

Braskem S.A.

Unaudited condensed statements of comprehensive income (loss)

All amounts in millions of reais

	Note	2024	2023
Loss for the period		(5,675)	(581)
-
Comprehensive income (loss):		-
Items that will be reclassified subsequently to profit or loss		-
Fair value of cash flow hedge, net of taxes		(118)	227
Fair value of cash flow hedge from jointly-controlled, net of taxes			(1)
		(118)	226
Exchange variation of foreign sales hedge, net of taxes	18.3 (a.i)	(1,870)	1,711
Exchange variation of foreign sales hedge - Braskem Idesa, net of taxes	18.3 (a.ii)	(448)	1,199
		(2,318)	2,910

Foreign subsidiaries currency translation adjustment		3,420	(2,442)

Total		984	694

Total comprehensive (loss) income for the period		(4,691)	114

Attributable to:
Company's shareholders		(4,293)	(113)
Non-controlling interest in subsidiaries		(398)	227

Total comprehensive (loss) income for the period		(4,691)	114

The notes are an integral part of the interim financial statements.
5

Braskem S.A.

Unaudited condensed consolidated statements of changes in equity for the six-month period ended June 30

All amounts in millions of reais

	Attributed to shareholders' interest													Total
		Capital Reserve and Treasury Shares			Profit reserves							Total		shareholders'
			Long-term					Additional	Other			Braskem	Non-controlling	equity
		Treasury	incentive	Capital	Legal	Tax	Retention	paid in	comprehensive		Accumulated	shareholders'	interest in	(net capital
	Capital	shares	plans	transactions	reserve	incentive	of profits	capital	Income (loss)		losses	interest	subsidiaries	deficiency)

At January 1, 2023	8,043	(28)	39	6	473	1,127	226	(488)	(2,076)		-	7,322	(1,214)	6,108

Comprehensive (loss) for the period:
(Loss) net income for the period	-	-	-	-	-	-	-	-	-		(586)	(586)	5	(581)
Exchange variation of foreign sales hedge, net of taxes	-	-	-	-	-	-	-	-	2,611			2,611	300	2,911
Fair value of cash flow hedge, net of taxes	-	-	-	-	-	-	-	-	226			226	-	226
Foreign subsidiaries currency translation adjustment	-	-	-	-	-	-	-	-	(2,365)			(2,364)	(78)	(2,442)
	-	-	-	-	-	-	-	-	472		(586)	(113)	227	114

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes	-	-	-	-	-	-	-	-	(9)		9	-	-	-
Long term incentive plan	-	-	(11)	-	-	-	-	-	-		-	(11)	-	(11)
Exchange variation in hyperinflationary economy, net of taxes	-	-	-	-	-	-	-	-	23		-	23	-	23
	-	-	(11)	-	-	-	-	-	14		9	12	-	12
Contributions and distributions to shareholders:
Incentive long term plan payments with treasury shares		28	-	(16)		-						12		12
Proceeds from sale of non-controlling interests	-	-	-	-	-	-	-	-	-		-	-	316	316
Non-controlling interest in acquired entity	-	-	-	-	-	-	-	-	-		-	-	129	129
Other	-	-	-	-	-	-	-	-	-		-	-	(5)	(5)
Acquisition of subsidiary with non-controlling interests	-	-	-	-	-	-	-	-	-		-	-	62	62
	-	28	-	(16)	-	-	-	-	-		-	12	497	509

Balances at June 30, 2023	8,043	-	28	(10)	473	1,127	226	(488)	(1,590)		(577)	7,233	(490)	6,743

At January 1, 2024	8,043	-	37	(10)	-	-	-	(488)	(852)		(2,738)	3,992	(713)	3,279

Comprehensive (loss) for the period:
Loss for the period	-	-	-	-	-	-	-	-	-		(5,459)	(5,459)	(216)	(5,675)
Exchange variation of foreign sales hedge, net of taxes	-	-	-	-	-	-	-	-	(2,206)		-	(2,206)	(112)	(2,318)
Fair value of cash flow hedge, net of taxes	-	-	-	-	-	-	-	-	(118)	-	-	(118)	-	(118)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	3,488		-	3,488	(68)	3,420
	-	-	-	-	-	-	-	-	1,164		(5,459)	(4,295)	(396)	(4,691)

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes	-	-	-	-	-	-	-	-	(4)		4	-	-	-
Long term incentive plan	-	-	(16)	-	-	-	-	-	-		-	(16)	-	(16)
Exchange variation in hyperinflationary economy, net of taxes	-	-	-	-	-	-	-	-	12		-	12	-	12
	-	-	(16)	-	-	-	-	-	8		4	(4)	-	(4)
Contributions to shareholders:
Capital increase	-	-	-	-	-	-	-	-	-		-	-	58	58
Goodwill impairment								13				13		13
	-	-	-	-	-	-	-	13	-		-	13	58	71

Balances at June 30, 2024	8,043	-	21	(10)	-	-	-	(475)	320		(8,193)	(294)	(1,051)	(1,345)

The notes are an integral part of the interim financial statements.
6

Braskem S.A.

Unaudited condensed consolidated statements of cash flows

for the six-month period ended June 30

All amounts in millions of reais

	Note	2024	2023
Loss before income tax		(8,665)	(1,336)

Adjustments for:
Depreciation and amortization	27	2,517	2,535
Results from equity-accounted investees		27	(11)
Interest and foreign exchange gain/losses		8,448	(437)
(Reversals) Provisions, net		38	(116)
Provision geological event in Alagoas		803	1,149
(Reversal of) Loss for impairment of trade accounts receivable and others		(56)	48
Provision for impairment and loss on sale of property, plant and equipment		100	56

		3,212	1,888

Changes in operating working capital
Financial investments		1,928	89
Trade accounts receivable		(242)	22
Inventories		(384)	1,085
Taxes recoverable		108	(152)
Other receivables		372	(267)
Trade payables		1,595	640
Taxes payable		(175)	264
Sundry provisions		(494)	(646)
Geological event in Alagoas	23	(920)	(1,308)
Other payables		(308)	(253)

		4,692	1,362

Interest paid		(2,029)	(1,698)
Income taxes paid		(254)	(485)

Net cash generated from (used in) operating activities		2,409	(821)

Investing activities
Proceeds from the sale of fixed and intangible assets		54	35
Proceeds from the sale of investments of non-controlling interest			316
Dividends received		2	6
Additions to investments in subsidiaries		-	(78)
Acquisitions to property, plant and equipment and intangible assets		(1,889)	(2,073)
Cash effect of non-current assets held for sale		(6)	-

Net cash used in investing activities		(1,839)	(1,794)

Financing activities
Borrowings and debentures
Issued		405	6,129
Payments		(1,621)	(1,852)
Braskem Idesa borrowings
Issued		611	-
Payments		(214)	(64)
Lease		(489)	(561)
Dividends paid		(5)	(2)
Proceeds from non-controlling capital contributions		32	129

Net cash (used in) generated from financing activities		(1,281)	3,778

Exchange variation on cash of foreign subsidiaries		737	(389)

Increase in cash and cash equivalents		26	774

Represented by
Cash and cash equivalents at the beginning of the period		14,187	12,466
Cash and cash equivalents at the end of the period		14,213	13,240

Increase in cash and cash equivalents		26	774

The notes are an integral part of the interim financial statements.
7

Summary of Notes

8

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

1 Operations

Braskem S.A. is a public corporation headquartered in Camaçari, Bahia (“BA”), which, jointly with its subsidiaries (“Company”), is controlled by Novonor S.A. (“Novonor”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively. The ultimate parent company of Braskem is Kieppe Patrimonial S.A.

The Braskem’s shares are traded on B3 S.A. Brasil, Bolsa, Balcão (“B3”), under the tickers BRKM3, BRKM5 and BRKM6, on the New York Stock Exchange (“NYSE”) under the ticker BAK and on the Madrid Stock Exchange (“LATIBEX”) under the ticker XBRK.

Braskem is engaged in the manufacture, sale, import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air and industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy and gas for its own use and use by other companies. Braskem also invests in other companies.

The Company has industrial plants in Brazil, the United States, Germany and Mexico. The units produce thermoplastic resins, such as polyethylene (“PE”), polypropylene (“PP”), polyvinyl chloride (“PVC”) and other basic petrochemicals.

As of June 30, 2024, the statement of financial position reflects a positive working capital (defined as total current assets minus total current liabilities) amounting to R$ 8,824. Additionally, there is a shareholders’ equity negative position of R$ 1,345, primarily affected by the loss on exchange variation due to the Brazilian Real devaluation against US Dollar in the six-month period ended on June 30, 2024 (refer to note 28).

The Company generated cash flow from operating activities amounting to R$ 2,409 in the six-month period ended on June 30, 2024. Borrowings and debentures are predominantly due in the long-term, with 92% denominated in US dollars, consistent with the Company’s Financial Policy. The Company is comfortable with this US dollar exposure since a significant portion of the operational cash expected to be generated in the upcoming years, which will be allocated to settle these borrowings, is either directly or indirectly in US dollars.

When Brazilian real experiences a significant depreciation against the US dollar, the Company faces an adverse effect from currency exchange fluctuations on its borrowings. Also, devaluations of the Brazilian real to the US dollar positively influences the Company’s cash generation, allowing it to effectively manage its exposure to US dollar. In the six-month period ended June 30, 2024, the Brazilian real depreciated by 15% in comparison to the US dollar. The negative currency exchange fluctuation during this period will impact cash flow at the borrowing maturity, thus concentrated on the long term due to Braskem’s debt profile, without compromising its liquidity position for at least the subsequent 12 months following the issuance of these unaudited condensed interim financial statements.

9

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

Non-current assets held for sale

The Company conducted the sale process of its interest in Cetrel at the Camaçari Petrochemical Complex in Bahia. In June 2024, the Company signed an sale agreement with Solví Essencis Ambiental S.A. ("Solví") and GRI - Gerenciamento de Resíduos Industriais S.A. ("GRI") for the transfer of all common shares issued by Cetrel.

The Transaction comprised (i) the sale of 498,436 common shares issued by Cetrel held by Braskem to GRI; (ii) subscription, by Braskem, of new common shares to be issued by GRI, through capital increase, which will be fully paid by Braskem, through the equity contribution of 771,592 common shares issued by Cetrel held by Braskem; and (iii) transfer, by Solví, of industrial waste management assets and services of the same nature, to GRI. With the transaction, Solví holds 50.1% and Braskem holds 49.9% of GRI's capital stock.

The transaction aims to strengthen Cetrel, a leading company in industrial environmental solutions (for water and wastewater treatment, as well as environmental consulting), and transform GRI into a platform for national growth in the sector, pursuing operational excellence and environmental sustainability.

In September 2024, the Company concluded the sale of its investment in Cetrel. The total cash amount of the transaction is R$ 293 which is equivalent to the sale of 498,436 Cetrel´s common shares, where R$ 208 were already received. The Company also subscribed 237,150,906 GRI´s common shares in the amount of R$ 448 through an equity contribution of 771,592 Cetrel´s common shares. As the result of the transaction, the Company shall have an increase in its net assets position by the difference between Cetrel´s net assets position as of September 30, 2024 and the consideration received of R$ 742, subjected to certain post-closing price adjustments.

Non-current assets held for sale relate to the investment in Cetrel are allocated in other segments as demonstrated below:

2024
Cash and cash equivalents	6
Financial investments	107
Accounts receivable	101
Deferred income tax and social contribution	104
Property, plant and equipment	366
Other assets	17
Non-current assets classified as held for sale	701

Trade payables	(23)
Borrowings	(93)
Provisions and claims	(25)
Deferred income tax and social contribution	(70)
Other liabilities	(60)
Liabilities directly associated with non-current assets classified as held for sale	(271)

Climate event in Rio Grande do Sul - Brazil

In early May 2024, due to the extreme climate event that hit the state of Rio Grande do Sul in Brazil, the Company carried out a shutdown process of its plants located at the Triunfo Petrochemical Complex – Rio Grande do Sul. At the end of that month, the process of gradual resumption of plant operations began. As a result of the climate event, the Company recognized a R$172 expense on the statement of profit or loss from which R$158 refers to idleness recognized on the Cost of products sold. There was no significant increase in credit risk and default probability of customers located in Rio Grande do Sul, as well as no material effects on the recoverability of assets or either changes in measurements of fair value or provisions.

10

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

2 Basis of preparation and presentation of the unaudited condensed consolidated interim financial statements

The unaudited condensed consolidated interim financial statements (“interim financial statements”) were prepared and are presented in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). These interim financial statements should be read together with the consolidated financial statements of the Company for the year ended December 31, 2023 prepared according to International Financial Reporting Standards, as issued by IASB, which were issued on April 11, 2024.

These interim financial statements are presented in Brazilian Real, which is the Company’s functional currency. All amounts have been rounded to the nearest million unless stated otherwise.

The same accounting policies were applied in these interim financial statements as those applied in the preparation of the Company’s annual financial statements related to the year ended December 31, 2023.

The judgments and assumptions made by management in the use of estimates for preparing these interim financial statements did not differ significantly from those described in the financial statements as of and for the year ended December 31, 2023.

11

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

These unaudited interim financial statements are not equivalent to the statutory interim financial statements of the Company as issued under the requirements of the Brazilian jurisdiction. As the date of authorization for issuance of these interim financial statements is later than the date when the consolidated financial statements were issued in Brazil, there are differences due to adjusting events after the reporting period, under IAS 10 – Events after the Reporting Period and a revision for a correction of immaterial error.

The statutory interim financial statements (parent company and consolidated) for the period ended June 30, 2024 were authorized for issue on August 6, 2024, filed in the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – “CVM”) on August 8, 2024.

The reconciliation between the statutory and these interim financial statements are presented below:

The issuance of these interim financial statements was authorized by the Executive Board on October 4, 2024.

12

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

The Interim financial statements includes the financial statements of Braskem S.A. and the following entities:

			Total and voting interest (%)
	Headquarter		Jun/2024	Dec/2023
Direct subsidiaries
BM Insurance Company Limited ("BM Insurance")		Bermuda	100	100
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100	100
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100	100
Braskem Mexico, S. de RL de C.V. ("Braskem México")		Mexico	100	100
Braskem Netherlands B.V. ("Braskem Holanda")		Netherlands	100	100
Braskem Petroquímica Chile Ltda. (“Braskem Chile”)		Chile	100	100
Oxygea Ventures Ltda. ("Oxygea")	(i)	Brazil	100	100
Cetrel	(ii)	Brazil	63.7	63.7
Voqen Energia Ltda. ("Voqen")		Brazil	100	100
Wise Plásticos Ltda ("Wise")		Brazil	61.1	61.1
Special Purpose Entities
Fdo. Invest. Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")		Brazil	100	100
Fdo. Invest. Santander Netuno Multimercado Crédito Privado Longo Prazo ("FIM Netuno")		Brazil	100	100
Indirect subsidiaries
Braskem Green S.A.		Brazil	100	100
B&TC B.V. ("B&TC")		Netherlands	60	60
Braskem America Finance Company ("Braskem America Finance")		USA	100	100
Braskem America, Inc. (“Braskem America”)		USA	100	100
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100	100
Braskem Idesa S.A.P.I. ("Braskem Idesa")		Mexico	75	75
Braskem Idesa Servicios S.A. de C.V. ("Braskem Idesa Serviços")		Mexico	75	75
Braskem India Private Limited ("Braskem India")		India	100	100
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico	100	100
Braskem Mexico Servicios S. RL de C.V. ("Braskem México Serviços")		Mexico	100	100
Braskem Netherlands Finance B.V. (“Braskem Holanda Finance”)		Netherlands	100	100
Braskem Netherlands Green B.V. (“Braskem Holanda Green”)		Netherlands	100	100
Braskem Netherlands Inc. B.V. (“Braskem Holanda Inc.”)		Netherlands	100	100
Braskem Siam Company Limited (“Braskem Siam”)		Thailand	51	51
Braskem Trading & Shipping B.V. ("BTS")		Netherlands	100	100
Distribuidora de Água Camaçari S.A. ("DAC")	(ii)	Brazil	63.7	63.7
ER Plastics B.V. ("ER Plastics")		Netherlands	60	60
Terminal Química Puerto México ("Terminal Química")		Mexico	37.5	37.5

In the period ended June 30, 2024, there were no changes in the interests in total and voting capital compared to December 2023.

(i) The name of Braskem Ventures Ltda. was changed to Oxygea Ventures Ltda.

(ii) On March 31, 2024, the subsidiaries Cetrel and DAC were classified as “Non-current assets held for sale” and “Liabilities related to non-current assets held for sale.” This classification is described in Note 1.

13

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

The subsidiaries with a functional currency different from Brazilian real (R$) are listed below:

Functional currency

Subsidiaries
Braskem Alemanha, B&TC e ER Plastics	Euro
BM Insurance, Braskem America, Braskem America Finance, Braskem Holanda,
Braskem Holanda Finance, Braskem Holanda Inc., Braskem México Sofom,
Braskem Holanda Green, BTS, Braskem Siam e Terminal Química.	U.S.dollar ("US$")
Braskem Idesa, Braskem Idesa Serviços, Braskem México e Braskem México Serviços	Mexican peso (“MXN”)
Braskem Argentina	Argentinean peso
Braskem Chile	Chilean peso
Braskem Índia	Rupee

3 New accounting standards applicable in the current year

The following changes of accounting standards became effective on January 1, 2024:

- Classification of liabilities as current or non-current (amendments to IAS1);

- Non-current liabilities with covenants (amendments IAS1);

- Lease liabilities in a sale and leaseback transaction (Amendments to IFRS16);

- Supplier finance arrangements (amendments to IFRS7 and IAS7); and

Adoption of the amendments did not have any material impact on the disclosures or amounts presented in these Interim financial statements.

14

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

4 Cash and cash equivalents

		June 30, 2024	December 31, 2023
Cash
Domestic market		1,212	1,555
Foreign market	(i)	3,811	3,784
Cash equivalents:
Domestic market		5,706	7,186
Foreign market	(i)	3,484	1,662
Total		14,213	14,187

(i)	On June 30, 2024, amount includes R$1,327 of cash and R$391 of cash equivalents (December 31, 2023: R$1,284 of cash and R$278 of cash equivalents) of Braskem Idesa and its subsidiaries, which cannot be used by other subsidiaries of the Company.

Cash equivalents in Brazil are represented mainly by fixed-income instruments and time deposits, such as bank deposit certificates (“CDBs”), treasury bonds, financial bills, debentures, and shares of fixed income investment funds. These assets may be directly held by the Company or through its exclusive funds, FIM Jupiter and FIM Netuno. Average yield of cash equivalents is presented jointly with financial investments (see note 5).

The cash equivalents abroad consist of fixed income instruments (Time Deposit) and interest bearing accounts.

5 Financial investments

		June 30, 2024	December 31, 2023
Fair value through profit or loss
LFT´s and LF´s	(i)	2,727	4,680
Restricted funds investments	(ii)	329	164
Other		81	130
Total		3,137	4,974

Current assets		3,116	4,956
Non-current assets	(iii)	21	18
Total		3,137	4,974

(i) These refer to Brazilian floating-rate government bonds (“LFTs”) issued by the Brazilian federal government and floating-rate bonds (“LFs”) issued by financial institutions.

(ii) Includes the following amounts: R$139 (December 31, 2023: R$115) in restricted funds used in the Program for Relocation of Residents in Alagoas (Note 23.1(i)); and R$190 (December 31, 2023: R$49) of balance associated with debt guarantee borrowing by Braskem Holanda.

(iii) On the Statement of Financial Position, the balance of non-current assets is presented under Other receivables.

In the period ended June 30, 2024, financial investments and cash equivalents (Note 4) in Brazilian R$ had average yield of 102.99% of the Interbank Certificate of Deposit (“CDI”) rate p.a. (December 31, 2023: 101.37%) and financial investments and cash equivalents in foreign currency (Note 4) had average yield of 5.68% p.a. (December 31, 2023: 5.30% p.a.).

15

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

6 Trade accounts receivable

The Company’s average receivables term is generally 30 days; therefore, the carrying value of the trade accounts receivable reasonably approximates their fair value.

The Company realizes part of its trade accounts receivable through the sale of trade notes to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and substantial risks and benefits over the receivables are transferred and the trade accounts receivable are derecognized.

As of June 30, 2024, the amounts of trade accounts receivable transferred and derecognized maturing after June 30, 2024 was R$ 4.7 billion (December 31, 2023: R$ 4.1 billion).

Losses recognized at the date of transfer of trade accounts receivable mentioned above was R$ 64 (December 31, 2023: R$ 56), recorded under financial expenses.

	Note	June 30, 2024	December 31, 2023
Domestic market
Third parties		1,779	1,273
Related parties	8	24	14
		1,803	1,287
Foreign market
Third parties		1,863	1,808
		1,863	1,808
Expected credit losses		(116)	(185)
Total		3,550	2,910

7 Inventories

	June 30, 2024	December 31, 2023

Finished goods	7,973	7,164
Semi-finished goods	445	505
Raw materials, production inputs and packaging	2,443	2,480
Maintenance materials	994	934
Advances to suppliers	189	157
Imports in transit	1,374	1,292
Total	13,418	12,532

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is recorded at the weighted average cost. In the case of manufactured inventories, besides raw materials and other consumables, cost includes an appropriate share of production overheads based on normal operating capacity.

On June 30, 2024, net realizable value was reduced by R$ 305 (2023: R$ 351).

16

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

8 Related parties

	Balances at June 30, 2024				Balances at December 31, 2023
	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total

Statement of financial position
Assets
Current
Trade accounts receivable	-	6	18	24	-	8	6	14
Inventories (advance to suppliers)	-	186	-	186	-	56	-	56
Dividends and interest on capital	-	-	1	1	-	-	3	3
	-	-	-	-	-	-	-	-
Non-current	-	-	-	-	-	-	-	-
Other receivables - Related parties	0	20	32	52	0	26	30	56
Total assets	-	212	51	263	-	90	39	129

Liabilities
Current	-	-	-	-	-	-	-	-
Trade payables	40	1,661	12	1,713	33	1,057	13	1,103
Other	-	255	-	255	-	255	-	255
	-	-	-	-	-	-	-	-
Non-current	-	-	-	-	-	-	-	-
Loan from non-controlling shareholders of Braskem Idesa	-	-	3,027	3,027	-	-	2,490	2,490
Total liabilities	40	1,916	3,039	4,995	33	1,312	2,503	3,848

	Six-month period ended June 30, 2024				Six-month period ended June 30, 2023
	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total

Transactions
Sales of products	-	41	210	251	-	88	196	284
Purchases of raw materials, finished goods	-	-	-	-	-	-	-	-
services and utilities	(30)	(8,489)	(63)	(8,582)	(153)	(8,260)	(59)	(8,472)
Financial income	-	-	45	45	-	12	400	412
Financial expenses	-	-	(404)	(404)	-	-	(69)	(69)
Private pension	-	-	(29)	(29)	-	-	(39)	(39)
Other income (expenses)	-	9	-	9	(11)	-	-	(11)
(i) Borealis, Grupo Idesa, Refinaria de Petróleo Riograndense S.A, Ventos de Santa Amélia Energia Renováveis S.A., Ventos de Santo Abelardo Energia Renováveis S.A., Ventos de Santo Artur Energia Renováveis S.A., Vexty and Bioglycols LLC.

17

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

(b) New and/or renewed agreements with related companies

In the period ended June 30, 2024, the main agreement entered into with related parties was as follow:

On June 27, 2024, the Company signed the second amendment to extend the term of the service agreement with Transpetro, for ship loading and unloading service through pipeline and product storage in tanks, with duration until June 30, 2028. The maximum amount of the agreement is estimated at R$970.

(c) Compensation of key management personnel

Statement of profit or loss transactions	June 30, 2024	June 30,2023
Remuneration
Wages and recurring benefits	25	28
Short-term variable compensation	21	11
Long term incentive plan	5	8
Total	51	47

9 Taxes recoverable

		June 30, 2024	December 31,2023

Parent Company and subsidiaries in Brazil
Value-added tax on sales and services (ICMS)	-	790	604
ICMS - credits from PP&E	-	363	391
Social integration program (PIS) and social contribution on revenue (Cofins)	-	22	353
PIS and Cofins - credits from PP&E	-	480	461
Other	-	130	81

Foreign subsidiaries
Value-added tax ("VAT")		907	832
Other		138	109
Total		2,830	2,831

Current assets		1,335	1,461
Non-current assets		1,495	1,370
Total		2,830	2,831

18

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

10 Investments

(a) Information on investments

	Net profit (loss)
	for the six-month, period		Equity
	June 30, 2024	June 30, 2023	June 30, 2024	December 31,2023

Jointly-controlled investment
Refinaria de Petróleo Riograndense S.A.	(33)	24	99	127
Bioglycols LLC	(10)	(7)	85	77

Associate
Borealis Brasil S.A.	32	33	322	288

(b) Consolidation of Braskem Idesa

Presented below is the consolidated results of Braskem Idesa, of which the Company has a 75% controlling interest:

	Braskem Idesa (i)
Statements of financial position	June 30, 2024	December 31, 2023
Current assets	3,546	3,525
Non-current assets	18,791	16,477
Total assets	22,337	20,002

Current liabilities	2,230	2,138
Non-current liabilities	26,548	22,276
Total liabilities	28,778	24,414

Shareholders' equity	(6,441)	(4,412)

Total liabilities and shareholders' equity	22,337	20,002

Statement of profit or loss	2024	Jun/23
Net revenue	2,619	2,395
Loss for the period	(1,314)	(152)

Statement of cash flows
Net cash (used) generated from operating activities	680	(587)
Net cash used in investing activities	(824)	(118)
Net cash generated (used) in financing activities	181	(84)
Exchange variation on cash and cash equivalents	118	83
Increase (decrease) in cash and cash equivalents	155	(706)
(i)	Consolidation of Braskem Idesa with its subsidiaries Braskem Idesa Serviços and Terminal Química.

19

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

11 Property, plant and equipment

The acquisitions in the six-month period ended on June 30, 2024 amounted to R$ 1,877 (June 30, 2023: R$ 1,887).

On June 30, 2024, the acquisitions of property, plant and equipment with installment payments totaled R$12 (June 30, 2023: R$393).

No events indicated that the carrying amount exceeds its recoverable amount as of June 30, 2024.

12 Intangible assets

13 Right-of-use assets and lease liability

(a) Right of use

20

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

(b)	Lease liability
		June 30, 2024	June 30, 2023

Balance at the beginning of the period		3,933	4,241

New contracts		118	298
Disposals		(28)	(7)
Remeasurement		(1)	-
Interests and monetary and exchange variations, net		318	(40)
Currency translation adjustments		192	(97)
Payments		(489)	(561)
Interest paid		(125)	(119)
Balance at the end of the period	(i)	3,918	3,715
Current liability		1,012	845
Non-current liability		2,906	2,870
Total		3,918	3,715

(i) On June 30, 2024 the lease liability from Braskem Idesa amounts to R$123 (June 30, 2023: R$ 210).

The net effect of additions and disposals of leasing that did not affect the cash flow in the period ended June 30, 2024 were R$ 75 (R$174 in the period ended June 30, 2023).

(c)	Uninitiated leases arrangements

The Company has contractual lease commitments for future periods. The present value of the commitments corresponds to R$ 1,992, with the main contracts being related to: (i) the construction of six ships to transport raw materials and finished products, which have an average construction period of 3 years and are expected to be delivered between the last quarter of 2024 and the second half of 2027; and (ii) research and development laboratory located in Boston in the United States, which began operation in September of 2024. The cash flows related to the agreements are shown below:

	Discounted	Not discounted
	June 30, 2024	June 30, 2024

2024	18	19
2025	118	127
2026	139	160
2027	202	250
2028+	1,515	2,756

Total	1,992	3,312

21

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

14 Trade payables

	Note	June 30, 2024	December 21, 2023
Domestic market
Third parties		434	1,454
Third parties (forfait)	(i)	780	671
Total Third parties		1,214	2,125
		-	-
Related parties		684	256
Related parties (forfait)	(i)	1,030	847
Total Related parties	8	1,714	1,103
		-	-
Foreign market	(ii)	-	-
Third parties		13,654	9,993
		16,582	13,221

Current liabilities		16,579	13,221
Non-current liabilities	(iii)	3	-
Total		16,582	13,221

(i) The Company has payment agreements with financial institutions that allow certain suppliers to opt to choose to transfer their receivables from the Company to these financial institutions, with or without acquiring the related receivables, without the Company’s interference. The grant operation does not imply any change in the instruments issued by suppliers, with the same original conditions of the amount and the payment term maintained.

(ii) Includes R$ 10 billion (December 31, 2023: R$ 7.3 billion) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions that indicate the suppliers as beneficiaries.

(iii) In the Statement of Financial Position, the non-current balance is presented under the heading other liabilities.

22

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

15 Borrowings and debentures

(a) Borrowings and debentures

		Annual stated interest rates (%)	Maturity	June 30, 2024	December 31, 2023
Foreign currency
Bonds		Note 15 (c)		36,798	31,980
Loans indexed to SOFR	(i)	1.66	Jul/2024 to Feb/2031	5,881	5,604
Other		6.41	Jul/2024 to May/2029	65	58
Transactions costs				(505)	(478)
				42,239	37,164

Local currency
Debentures		Note 15 (d)		3,057	3,910
Loans indexed to IPCA		6.04	Jul/2024 to Jan/2031	315	341
Loans indexed to CDI		1.48	Jul/2024 to Jul/2027	826	830
Other		7.23	Jul/2024 to May/2026	12	19
Transactions costs				(23)	(28)
				4,187	5,072

Foreign currency and local currency
Current liabilities				2,045	2,029
Non-current liabilities				44,381	40,207
Total				46,426	42,236

(i) Includes: (a) R$ 2,358 from credit facility contracted by the subsidiaries Braskem Holanda Finance and Braskem Holanda, with insurance from SACE and NEXI, Italian and Japanese export credit agencies, respectively, and guarantee from Braskem; (b) R$ 605 from Credit facility contracted by Braskem America, secured by Euler Hermes, the German export credit agency; and (c) R$ 123 from credit facility contracted by Braskem with a term of 7 years and guarantee of its own assets.

(b) Payment schedule

The maturity profile of the long-term borrowings and debentures are as follows:

	June 30, 2024	December 31, 2023

2025	316	579
2026	1,921	1,743
2027	2,478	2,208
2028	7,688	6,769
2029	2,121	2,850
2030	8,610	7,527
2031	4,946	4,328
2032	103	105
2033	5,553	4,837
2035 and thereafter	10,645	9,261
Total	44,381	40,207

23

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

(c) Bonds

			Interest
Issue date		Maturity	(% per year)	June 30, 2024	December 31, 2023
Jul-2011 and jul-2012		Jul-2041	7.125	3,244	2,825
Oct-2017		Jan-2028	4.500	6,658	5,798
Nov-2019		Jan-2030	4.500	8,455	7,364
Nov-2019		Jan-2050	5.875	4,271	3,720
Jul-2020	(i)	Jan-2081	8.500	3,544	3,077
Feb-2023		Feb-2033	7.250	5,713	4,976
Sep-2023		Jan-2031	8.500	4,913	4,220
Total				36,798	31,980

(i) The bond can be repaid by the Company at par value, for 90-day periods prior to any redefinition of interest rates, with the first redefinition in January 2026 and the other redefinitions every 5 years subsequently.

Braskem has fully, unconditionally and irrevocably, guaranteed the bonds. Except for the bond issued in 2020, the guarantees are senior unsecured obligations, ranking equal in right of payment with all of its other existing and future senior unsecured debt. As for the issuance carried out in 2020, in case of default, the guarantee comprises obligation subordinated to all Braskem’s current or future senior debts.

(d) Debentures

					Annual
Issue date		Issuer	Series	Maturity	interest rate (%)	June 30, 2024	December 31, 2023
Mar-2013	(i)	DAC	Only	Mar-2025	IPCA + 6.00	-	64
Sep-2013	(i)	Cetrel	Only	Sep-2025	126.5% of CDI	-	22
Jan-2022	(ii)	Braskem	1ª	Dec-2028	IPCA + 5.54	663	644
Jan-2022	(ii)	Braskem	2ª	Dec-2031	IPCA + 5.57	158	154
May-2022	(iii)	Braskem	1ª	May-2029	CDI + 1.75	768	769
May-2022	(iii)	Braskem	2ª	May-2032	CDI + 2.00	248	248
Aug-2022	(iii)	Braskem	Only	Aug-2029	CDI + 1.75	-	787
Nov-2022	(iii)	Braskem	1ª	Nov-2029	CDI + 1.70	1,122	1,124
Nov-2022	(iii)	Braskem	2ª	Nov-2032	CDI + 1.95	98	98
						3,057	3,910

(i) On June 30, 2024, the subsidiaries Cetrel and DAC are classified under non-current liabilities held for sale.

(ii) Private debentures issued by Braskem, used as guarantee for the issue of Agribusiness Receivables Certificate ("CRA") by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A.

(iii) Unsecured debentures. The debentures issued in August 2022 were fully prepaid in April 2024.

24

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

16 Braskem Idesa borrowings

Identification		Maturity	Currency and annual stated interest rates (%)	June 30, 2024	December 31, 2023
Bonds
Bond I	(i)	Nov-2029	Us dollar exchange variation + 7.45	5,083	4,383
Bond II	(ii)	Feb-2032	Us dollar exchange variation + 6.99	6,882	5,936
				11,965	10,319

Others
	(iii)	Oct-2026	Us dollar exchange variation + quarterly Term SOFR + 4.25	662	625
	(iv)	Oct-2028	Us dollar exchange variation + semianual Term SOFR + 3.00	1,327	766
				1,989	1,391

Transactions costs				(441)	(460)

Total				13,513	11,250

Current liabilities				808	739
Non-current liabilities				12,705	10,511
Total				13,513	11,250

(i) Braskem Idesa pledged as collateral property, plant and equipment in the same amount as the bond.

(ii) Sustainability-linked bonds. The bonds due in 10 years have an interest rate of 6.99% p.a., which may be increased by up to 0.37% p.a. if certain conditions are not met, which include the reduction of greenhouse gas (GHG) emissions by 15% in absolute terms by 2028, considering a baseline of 2017. Braskem Idesa pledged as collateral property, plant and equipment in the same amount as the bond.

(iii) On March 28, 2024, Braskem Idesa obtained an extension of the waiver related to a leverage ratio (covenant) until March 30, 2025. In this sense, even though Braskem Idesa is not in default and creditors did not request to accelerate this debt because the waiver did not cover at least 12 months, the entire balance, in the amount of R$ 521, was classified as current liabilities on June 30, 2024 (December 31, 2023: R$ 502). Braskem Idesa pledged as collateral property, plant and equipment assets and other rights (such as shares and receivables).

(iv) Financing taken by Terminal Química for the construction of the ethane import terminal in Mexico, in which Braskem committed to provide capital support to cover 50% of the obligations of contingent capital contribution within the financing of the Terminal Química, with the other 50% provided by the other shareholder.

Braskem Idesa is in full compliance with its debt service obligation defined in the financing agreement and maintains a position of cash and cash equivalents of R$ 1,717 as of June 30, 2024 (December 31, 2023: R$ 1,562).

The amount of the financings with maturities in the long term are as follows:

	June 30, 2024	December 31, 2023

2028	1,050	466
2029	4,978	4,290
2032	6,677	5,755
Total	12,705	10,511

25

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

17 Reconciliation of financing activities in the statement of cash flow

			Loan from
			non-controlling
	Borrowings	Braskem Idesa	shareholders
	and debentures	financing	of Braskem Idesa	Lease	Dividends

Balances at December 31, 2023	42,236	11,250	2,490	3,933	10

Issued	405	611	-	-	-
Payments	(1,621)	(214)	-	(489)	(5)
Cash generated (used) in financing activities	(1,216)	397	-	(489)	(5)

Other changes
Interest paid	(1,434)	(470)	-	(125)	-
Interest and monetary and exchange variations, net	2,165	1,541	333	318	-
New agréments				118
VAT on loan	-	-	44	-	-
Remensuration	-	-	-	(1)	-
Disposal	-	-	-	(28)	-
Currency translation adjustments	4,768	795	160	192	-
Transfer to related liabilities to assets for sale	(93)	-	-	-	-
	5,406	1,866	537	474	-

Balances at June 30, 2024	46,426	13,513	3,027	3,918	5

Current	2,045	808	-	1,012	5
Non Current	44,381	12,705	3,027	2,906	-
Total	46,426	13,513	3,027	3,918	5

26

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

18 Financial instruments

18.1 Non-derivative financial instruments and other liabilities

			Fair value	Book value		Fair value
	Note	Classification by category	hierarchy	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023

Cash and cash equivalents	4
Cash and banks		Amortized cost		5,023	5,339	5,023	5,339
Financial investments in Brazil		Fair value through profit or loss	Level 2	9,190	8,848	9,190	8,848
				14,213	14,187	14,213	14,187

Financial investments	5
LFT´s and LF´s		Fair value through profit or loss	Level 2	2,727	4,680	2,727	4,680
Other		Fair value through profit or loss	Level 2	410	294	410	294
				3,137	4,974	3,137	4,974

Trade accounts receivable	6
		Amortized cost		3,537	2,910	3,537	2,910
		Fair value through other comprehensive income	Level 2	13	-	13	-
				3,550	2,910	3,550	2,910

Trade payables	14	Amortized cost		16,582	13,221	16,582	13,221

Borrowings and debentures	15	Amortized cost
Foreign currency - Bonds			Level 1	36,798	31,980	33,187	26,004
Foreign currency - other borrowings			Level 2	5,946	5,662	5,907	5,434
Local currency – other borrowings			Level 2	1,153	1,190	1,101	1,542
Local currency - Debentures			Level 2	3,057	3,910	2,153	3,314
				46,954	42,742	42,348	36,294

Braskem Idesa borrowings	16	Amortized cost
Bonds			Level 1	11,965	10,319	11,038	6,153
Others			Level 2	1,989	1,391	1,664	1,243
				13,954	11,710	12,702	7,396

Loan from non-controlling shareholder of Braskem Idesa	8(a)	Amortized cost		3,027	2,490	2,387	2,555

Leniency agreement	21(a)	Amortized cost		718	1,016	718	1,016

27

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

18.2 Derivative financial instruments

				Net			Net
		Operation characteristics		(Asset)/			(Asset)/
		Principal exposure		Liability	Change in	Financial	Liability
Identification	Note		Derivatives	December 31, 2023	fair value	settlement	June 30, 2024

Non-hedge
accounting transactions
Braskem Trading - Swap Nafta/Gasoline		Gasoline	Naphtha	(3)	24	(13)	8
Energy contracts		Energy contracts		(6)	33	-	27
Terminal Químia - Swap		SOFR variable rate	SOFR fixed rate	62	(44)	-	18
				53	13	(13)	53

Hedge accounting
transactions
Braskem S.A. – US$ call and put options	(a.i)	Real	Dollar	(37)	122	-	85
Braskem S.A. – US$ swap CDI	(a.ii)	Real	Dollar+Fixed rates	(36)	25	17	6
Braskem S.A. - Swaps CRA	(a.iii)	Real	Fixed rates	(128)	91	-	(37)
				(201)	238	17	54

Derivatives
Assets
Current assets				137			117
Non-current assets				210			163
Total				347			280
Liabilities
Current liabilities				58			191
Non-current liabilities				141			196
Non-current liabilities				199			387
Balance - Liabilities (-) assets				(148)			107

(a)	Hedge accounting transactions

(a.i) US$ call and put options

On June 30, 2024, the Company holds a total notional amount of put options of R$6.6 billion (US$1.5 billion), with an average strike price of 4.50 R$/US$ and notional amount of call options of R$6.6 billion (US$1.0 billion), with an average strike price of 6.52 R$/US$. The operations have a maximum term of 24 months.

Dollar-denominated future sales in Brazilian Real were designated for hedge accounting, with the months of revenue recognition always coinciding with the months of the options. The future elements of forward exchange contracts are excluded from the designation of hedge instrument and are separately recorded as hedging costs, recognized in OCI.

(a.ii) US$ Swap CDI Dollar

In 2018, the Company contracted foreign exchange derivative operations (“swaps”) in the aggregate amount of R$1.3 billion, with annual maturities for the next six years. The amount paid on January of 2020 was subjected to IPCA variation. All other maturities are subjected to the variation of CDI. These operations were designated as cash flow hedges, where the hedging instruments are foreign exchange derivatives, and the hedged objects are highly probable future revenues in the domestic market subject to fluctuations in Brazilian R$/US$ price.

Accordingly, the fair value adjustment of the effective portion of the hedge will be recognized in OCI and will be recognized in the financial result only upon the maturity of each installment.

28

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

(a.iii) Swaps - CRA

In March 2022, Braskem contracted swap operations to offset a part of the IPCA variation resulting from the financing referred to in Note 15 (d).

Identification	Total nominal	Hedge	Maturity		Fair value, net
	value R$	(interest rate per year)		June 30, 2024	December 31, 2023
Swaps CRA	600	3.31%	Dec-2028	24	98
Swaps CRA	141	3.37%	Dec-2031	13	30
Total	741			37	128

18.3 Non-derivative financial liabilities designated to hedge accounting

(a.1) Future sales in dollar – Braskem S.A.

On June 30, 2024, the sales that were designated not yet realized and not discontinued, and the maturities of consolidated designated financial liabilities are shown below:

Year		Gross nominal
	US$	R$

2025	800	4,447
2028	1,250	6,949
2029	500	2,779
2030	800	4,447
2031	800	4,447
2032	600	3,335
2033	400	2,224
	5,150	28,628

There were no discontinuations in the six-month period ended June 30, 2024.

The following table provides the balance of discontinued hedge accounting as of June 30, 2024, because of the advance payment made for the hedging instrument, which is recorded in OCI and will be transferred to financial income (expenses) in accordance with the schedule of future hedged sales:

		Conversion rate
	Total nominal	at Inception	Closing rate	Gross nominal
	value US$	R$/US$	R$/US$	value

Hedge discontinued - From third to fourth quarter 2024	400	2.0017	5.6430	1,457
Hedge discontinued - Fourth quarter 2032	200	4.0213	5.2177	239
	600			1,696

29

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

The following table provides the balances of exchange variation recognized in the Company’s financial income (expenses) due to the realization of exports designated for this hedge for the six-month period ended June 30, 2024:

		Conversion rate
	Total nominal	at Inception	Closing rate	Gross nominal
	value US$	R$/US$	R$/US$	value

First quarter	114	2.0017	5.2078	365
Second quarter	175	2.0017	5.1133	545
	289			910

The changes in foreign exchange variation and income taxes under other comprehensive income of this hedge are as follows:

	Exchange		Net
	variation	Income tax	effect
Balances at December 31, 2023	(6,407)	2,179	(4,228)
Exchange variation recorded for the period in OCI net of income tax	(3,744)	1,273	(2,471)
Exchange variation transferred to profit or loss net of income tax	910	(309)	601
Balances at June 30, 2024	(9,241)	3,143	(6,098)

(a.ii) Future sales in USD – Braskem Idesa

On June 30, 2024, the sales that were designated not yet realized and not discontinued, and the maturities of consolidated designated financial liabilities are shown below:

		Gross nominal
	US$	R$
2024	11	63
2025	23	125
2026	308	1,709
2027	225	1,251
2028	525	2,918
2029	525	2,918
2030	300	1,668
2031	300	1,668
	2,217	12,320

In the six-month period ended June 30, 2024, there were no discontinuations.

The following table provides the balance of discontinued hedge accounting as of June 30, 2024, because of the advance payment made for the hedging instrument, which is recorded in Braskem Idesa’s OCI and will be transferred to financial income (expenses) in accordance with the schedule of future hedged sales:

30

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

		Conversion rate
	Total nominal	at Inception	Closing rate	Total nominal	Gross nominal
Discontinuation in:	value US$	MXN/US$	MXN/US$	value MXN	value - R$

Hedge discontinued in May 2016	8	13.4541	17.9915	38	12
Hedge discontinued in December 2019	409	13.6668	19.6113	2,432	740
Hedge discontinued in December 2019	15	13.4541	19.3247	86	26
Hedge discontinued in October 2021	723	13.6643	20.3587	4,841	1,474
	1,155			7,397	2,252

The following table provides the balances of exchange variation recognized in Braskem Idesa’s financial income (expenses) due to the realization of sales designated and discontinued for hedge accounting over the course of the six-month period ended June 30, 2024:

	Total nominal	at Inception	Closing rate	Total nominal	Gross nominal
	value US$	MXN/US$	MXN/US$	value MXN	value - R$

First quarter	89	13.6517	20.1246	573	167
Second quarter	101	14.3938	19.7473	541	166
	190			1,114	333

The changes in foreign exchange variation and income tax in other comprehensive income are as follows:

	Exchange		Net
	variation	Income tax	effect
Balances at December 31, 2023	1,030	(308)	722
Exchange variation recorded in the period in OCI	(973)	292	(681)
Exchange variation transferred to profit or loss	333	(100)	233
Balances at June 30, 2024	390	(116)	274

18.4 Credit quality of financial assets

(a) Trade accounts receivable

The Company’s clients do not have risk ratings assigned by credit rating agencies. For this reason, the Company developed its own credit rating system for all accounts receivable from clients in Brazil and abroad.

31

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

Considering the expected credit losses, the percentage of trade accounts receivable by risk ratings is as follows:

				(%)
			Jun/2024	Dec/2023
1	Minimal Risk		63.36	65.62
2	Low Risk		22.84	19.33
3	Medium Risk		8.69	6.37
4	High Risk		4.92	8.28
5	Very High Risk	(i)	0.19	0.40

(i) Clients in this group that are still active, purchase from the Company and pay in advance.

For the export market, approximately 84% of the portfolio has guarantees, consisting primarily of credit insurance. For the domestic market, approximately 25% of the portfolio has guarantees, mainly suretyships by the partners of counterparties, complemented by credit insurance.

(b) Cash and cash equivalents and financial investments

In order to determine the credit ratings of counterparties of financial assets classified under cash and cash equivalents, and financial investments, the Company uses the risk rating of agencies Standard & Poor’s, Moody’s and Fitch Ratings, within the limits established in its financial policy:

			June 30, 2024			December 31, 2023
	Domestic	Foreign		Domestic	Foreign
	market	market	Total	market	market	Total
Financial assets with risk assessment
AAA	8,238	5,195	13,433	11,438	2,493	13,931
AA+	179	-	179	140	-	140
AA	135	-	135	130	-	130
AA-	222	-	222	249	-	249
A+	-	2,153	2,153	1	3,072	3,073
A	191	578	769	32	506	538
A-	7	210	217	4	815	819
BBB	-	79	79	-	49	49
Total	8,972	8,215	17,187	11,994	6,935	18,929
Financial assets without risk assessment
Other financial assets with no risk assessment (i)	160	3	163	149	83	232
Total	160	3	163	149	83	232

Total	9,132	8,218	17,350	12,143	7,018	19,161

(i) Investments approved by Management, in accordance with the financial policy.

18.5 Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

32

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

(a)	Selection of risks

On June 30, 2024, the main risks that can affect the value of Company’s financial instruments are:

• US$/R$ exchange rate;

• IPCA inflation rate;

• Selic and CDI interest rates;

• SOFR interest rate; and

• Euro/R$ exchange rate.

• Forward energy price.

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b)	Selection of scenarios

The Focus Market Readout published by the Central Bank of Brazil (“BACEN”) was used to create the probable scenario for the U.S. dollar-Brazilian real exchange rate, the Selic interest rate and the CDI interest rate as at June 30, 2024.

According to the Market Readout, at the end of 2024, US$1 will remain at approximately R$5.20, while the Selic rate should reach 10.50% p.a. at the end of 2024. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate.

Since the Market Readout report does not include consensus forecasts for the SOFR interest rates, the projection of the U.S. Federal Reserve for the Federal Funds Rate was used, which was published in June 2024, in comparison with the current level of the Federal Funds rate on June 30, 2024.

For the Euro scenario, the market expectation for the end of the current year is used, in accordance with use of B3 curve on June 30, 2024. For the energy scenario, market forward prices were obtained through the Dcide.

For each variable analyzed in the sensitivity analysis, the Company has considered estimating annualized variations corresponding to 1 and 3 standard deviations of monthly averages of the last five years. They are equivalent to approximately 15.866% and a 0.135% probability of occurrence for the reasonably possible and possible scenarios, respectively. Then, these changes are applied to the current market levels of each variable.

Uncertainties of the current context

The assumptions of the future value adopted in the construction of the probable scenario and the current value of each variable in this analysis are referenced to the reporting date June 30, 2024. Given the instability in the current economic scenario resulting from geopolitical conflicts, monetary tightening to combat global inflationary pressures and their macroeconomic consequences, interest rates and foreign exchange rates have been affected frequently. The Company’s gains and losses in these probable stress scenarios are analyzed by increasing each variable at the end of June 2024, according to the aforementioned. The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario:

33

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

Instrument / Sensitivity	Note	Exposure value as June 30, 2024	Probable (USDBRL 5.20)	Reasonably possible (USDBRL 6.26)	Possible (USDBRL 7.67)
					Additional variation to the book value Gain (losses)
Brazilian real/U.S. dollar exchange rate					
Bonds		(48,762)	3,148	(6,182)	(18,545)
Investments		(1,645)	106	(209)	(626)
SACE	15(c.i)	(1,203)	78	(152)	(457)
Dollar call and put options	(i)	(6)	(18)	(306)	(1,385)
Dollar swap x CDI (liability)		(190)	11	(24)	(72)
MONFORTE	15(c.ii)	(123)	8	(16)	(47)
Nexi	15(c.iii.iv)	(90)	6	(11)	(34)
Other		(1,989)	128	(252)	(757)
Financial investments abroad		6,692	432	(848)	(2,545)
Dollar swap x IPCA (Liability)		(718)	206	(91)	(273)
Export credit notes		(835)	54	(106)	(318)
Trade accounts receivable		3,221	208	(408)	(1,225)
Export prepayments		(1,929)	125	(245)	(734)

Instrument / Sensitivity	Exposure value as June 30, 2024	Probable (10.50%)	Reasonably possible (13.14%)	Possible (18.42%)
				Gain (losses)
CDI/Selic interest rate				
Debentures	(2,236)		(412)	(1,410)
Financial investments in local	9,053		215	646
Export credit notes	(344)		(26)	(83)
Note of rural product (CPR)	(482)		(23)	(71)
Dollar swap x CDI (asset)	184			
Leniency agreement	(681)		(9)	(27)

Instrument / Sensitivity	Exposure value as June 30, 2024	Probable (4.00%)	Reasonably possible (6.12%)	Possible (9.35%)
				Gain (losses)
IPCA interest rate				
BNDES	(315)	6	(53)	(175)
Debentures - CRA	(822)	14	(118)	(387)
Dollar swap x IPCA (Asset)	756	97	78	254

Instrument / Sensitivity	Exposure value as June 30, 2024	Probable (5.32%)	Reasonably possible (11.14%)	Possible (22.77%)
				Gain (losses)
SOFR interest rate				
Export prepayments	(1,929)	9	(217)	(651)
Export credit notes	(835)	3	(67)	(201)
Nexi	(90)	1	(19)	(58)
SACE	(1,203)	9	(210)	(631)
MONFORTE	(123)	0	(10)	(31)
Investments	(1,645)	12	(273)	(819)
Terminal Químia - Swap dollar	(6)			
Other	(1,989)	12	(273)	(820)

Instrument / Sensitivity	Exposure value as June 30, 2024	Probable (EURBRL 5.44)	Reasonably possible (EURBRL 6.67)	Possible EURBRL 8.10)
				Gain (losses)
Brazilian real/EUR exchange rate				
Trade accounts receivable	733	(63)	88	264

Instrument / Sensitivity	Exposure value as June 30, 2024	Probable Base	Reasonably possible Var 3.60%	Possible Var 10.63%
				Gain (losses)
Electrical energy forward				
Energy contracts - Voqen	(28)		(5)	(21)

(i) The Company is in the short position of a possible counterparty call.

34

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

19 Taxes payable

	June 30, 2024	December 31, 2023
Brazil
IPI	84	66
ICMS	353	227
PIS and COFINS	21	29
Other	6	9
	-	-
Other countries	-	-
Value-added tax	57	119
Tax on financial income	166	143
Total	687	593

Current liabilities	464	387
Non-current liabilities	223	206
Total	687	593

20 Income tax

(a)	Reconciliation of effective rate

		June 30, 2024	June 30, 2023

Loss before income taxes		(8,665)	(1,336)

Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)		2,946	454
		-	-
Permanent adjustments to the income taxes calculation basis		-	-
Results from equity-accounted investees		9	4
Thin capitalization		(520)	(270)
Difference in/between jurisdictional taxes rates for companies abroad and tax basis		636	512
International Tax Reform - Pillar Two	(22(e))	(135)
Other permanent adjustments		54	55

Effect of income taxes on results of operations		2,990	755

Current income taxes		(70)	(185)
Global minimum top-up tax - Pillar two		(135)
Deferred income taxes		3,195	940
Total		2,990	755

Effective rate		34.5%	56.5%

35

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

(b) Deferred income tax

Assets	June 30, 2024	December 31, 2023
Tax losses	5,130	3,885
Exchange variations	4,634	2,069
Temporary adjustments	4,527	3,922
Lease	1,665	1,626
Tax credits	781	781
Other	132	150
	16,869	12,433

Liabilities
Amortization of goodwill	716	721
Tax depreciation	4,443	4,056
PIS/COFINS credit - exclusion of ICMS from the calculation basis	190	189
Temporary adjustments	27	187
Right of use of assets	1,574	1,593
Present value adjustment and amortized cost	675	758
Amortization of fair value adjustments on the assets from the acquisition of Braskem Qpar	133	115
Other	17	48
	7,775	7,667

(c)	Offset for the purpose of presentation in the statement of financial position
	June 30, 2024			June 30, 2023
	Deferred tax assets	Deferred tax liabilities	Balance	Deferred tax assets	Deferred tax liabilities	Balance

Braskem	12,859	(3,602)	9,257	9,590	(3,744)	5,846
Braskem Argentina	-	(6)	(6)	-	(6)	(6)
Braskem America	406	(1,537)	(1,131)	390	(1,364)	(974)
Braskem Alemanha	35	(17)	18	24	(15)	9
Braskem Green	-	(13)	(13)	-	-	-
Braskem Holanda	122	(20)	102	91	12	103
Braskem Idesa	2,878	(2,386)	492	1,840	(2,531)	(691)
Braskem Mexico Serviços	53	(1)	52	59	-	59
Braskem Mexico	316	(36)	280	333	-	333
B&TC	5	(12)	(7)	4	(8)	(4)
BTS	132	(145)	(13)	-	-	-
Cetrel	-	-	-	34	(4)	30
DAC	-	-	-	25	(2)	23
Terminal Quimica	28	-	28	13	-	13
Voqen	9	-	9	-	(2)	(2)
Wise	26	-	26	30	(3)	27
	16,869	(7,775)	9,094	12,433	(7,667)	4,766

Deferred tax assets			10,264			6,443
Deferred tax liabilities			(1,170)			(1,677)
Balance			9,094			4,766

36

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

(d)	Realization of deferred tax assets

In the period ended as of June 30, 2024, the Company did not identify any events indicating that the book value of these deferred taxes exceeds the recoverable amount.

(e)	International Tax Reform – Pillar two

The Company is within the scope of the International Tax Reform – Pillar two model rules and operates in the Netherlands and Germany, which have new legislation in effect, from January 1, 2024, however, the Company only recorded additional income taxes in the Netherlands, where its effective rate is less than 15%.

No other jurisdiction in which the Company has operations has enacted the new legislation and, furthermore, the effective rate in these regions is greater than 15%. Therefore, the Company does not expect any additional impact on its financial statements.

The Company applied mandatory temporary exemption to the recognition of deferred taxes for the impacts of the complementary tax rate and assessed the new disclosures required about Pillar Two exposures.

21 Sundry provisions

	June 30, 2024	December 31, 2023
Leniency agreement (a)	718	1,016
Provision for environmental damages	936	928
Provision for customers rebates	144	161
Other	94	120
Total	1,892	2,225

Current liabilities	1,177	1,282
Non-current liabilities	715	943
Total	1,892	2,225

(a)	Leniency agreement

In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations (“Investigation”) and to report their findings.

In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office (“MPF Agreement”) and with U.S. and Swiss authorities (“Global Settlement”), in the amount of US$957 (R$3.1 billion, at the time), which were duly ratified. Further, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Office of The Federal Controller General (“CGU”) and the Office of the Attorney General (“AGU”), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 (“CGU/AGU Agreement” and, jointly with the Global Settlement, “Agreements”), which addresses the same facts that are the subject of the Global Settlement and provides for an additional disbursement of R$409,877 due to the calculations and parameters adopted by CGU/AGU. In addition, in 2019, the State Prosecution Office of Bahia and the State Prosecution Office Rio Grande do Sul adhered to the MPF Agreement, and no additional payments by the Company are expected.

37

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

Since 2016, The Company has already paid R$3,405 distributed as show below:

	AGU
Agreements signed with:	CGU and MPF	DoJ (i)	OAG (i)	MPF	SEC (i)	Total

Amounts paid	1,213	297	407	1,282	206	3,405

(i) U.S. Department of Justice (“DoJ”); Swiss Office of the Attorney General (“OAG”) and U.S. Securities Exchange Commission (“SEC”).

In August 2023, the Company was notified by the CGU about the end of the monitoring period of the Company’s integrity program, and also presented the closing of the monitorship.

In February 2024, a decision was rendered by the Federal Supreme Court, within the scope of the Action against the Violation of a Constitutional Fundamental Right No. 1051, determining the renegotiation of leniency agreements, which is why the payment obligations of the Company's AGU/CGU Agreements is suspended until the issuance of these interim financial statements.

On June 30, 2024, the balance payable is R$718 recorded as current liabilities.

22 Provisions for legal proceedings

22.1 Claims with probable chance of loss

		June 30, 2024	December 31, 2023
Labor claims		183	186
Tax claims		-	-
Brazilian income taxes (“IR and CSL”)		51	51
PIS and Cofins		276	241
ICMS	(a)	19	366
Other tax claims		87	19
		433	677

Corporate claims		115	111
Civil claims and other		126	121

Total		857	1,095

(a) In February 2024, the São Paulo State Prosecution Office (“PGE”) published Resolution 6/24 that overrides the “São Paulo State Agreement,” a program created with the enactment of State Law 17.843 allowing the regularization of ICMS debts with discounts on interest, fines and lawyers’ fees. In March 2024, PGE accepted the Company’s request to include two lawsuits, reducing the total contingency amount from R$ 349 to R$ 66 and authorizing the payment in 120 monthly installments, from April 2024 to March 2034. On June 30, 2024, the balance of the agreement is R$ 63, presented under Taxes payable (R$ 6 under current liabilities and R$ 57 under non-current liabilities).

38

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

22.2 Contingent liabilities

The contingent liabilities whose loss is assessed as possible (possibility of loss greater than remote and less than probable) by the Company’s Management, based on its evaluation and that of its external legal advisors, are disclosed as follows:

	Note	June 30, 2024	December 31, 2023

Tax claims	(a)	23,576	26,216
Civil claims - Alagoas	23.1	8,987	8,971
Civil claims - Other		762	740
Social security claims		819	824
Environmental claims		751	689
Labor claims		532	513
Other lawsuits		359	424
Total		35,786	38,377

(a) Tax claims

(i) IR/CSL: Tax-deficiency notices for calendar years 2015, 2016, 2018 and 2019, due to the non-recognition of the application of the Agreement between Brazil and the Netherlands to avoid double taxation, which establishes that profits earned by Dutch companies are not taxed in Brazil at the end of each fiscal year. The notice for the calendar years 2018 and 2019, received in 2023, also involved the non-deductibility of interest as a result of a different understanding regarding the thin capitalization limit and its resulting tax effects. The updated amount of the uncertain tax treatment includes periods for which tax-deficiency notices were issued and not issued. Due to the determination of tax loss by the Company in the calendar year 2023, the amount related to this period was calculated considering only the principal amount, not including the penalty and interest amounts. The amount related to the calendar year 2017 was excluded from this contingency due to lapse of time. In addition to including the amount for the calendar year 2023, the amount related to the calendar year 2020 was also added, in light of the issue of the statutory financial statements of the Dutch entities. Regarding the period not included in the tax-deficiency notice, in the period ended on June 30, 2024, the income tax calculated annually and duly paid by the Dutch entities was deducted, in accordance with the definitive proofs of payment issued by the Dutch tax authorities. On June 30, 2024, the contingency amount is R$ 14.3 billion (December 31, 2023: R$ 18.6 billion).

(ii) IR/CSL: Collection due to the non-approval of offsets made using credits resulting from a negative balance. The claims are in the administrative and judicial phases, with performance bonds that fully cover the litigated amount having been presented. In the six-month period ended June 30,2024, three new tax-deficiency notices were received, resulting in an increase in this contingency. On June 30, 2024, the contingency amount is R$ 553 (December 31, 2023: R$ 185).

(iii) PIS/Cofins: In July 2024, the Company was questioned by the Federal Revenue Service about various federal taxes that were offset by non-cumulative PIS and COFINS credits, referring to the period from 2012 to 2018, which were generated by the exclusion of ICMS from the calculation basis of such contributions, as ensured by a final and unappealable court decision in July 2020.

39

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

The disallowances were partial and mainly refer to the following topics: (i) credits related to the operations of Braskem Qpar S/A; (ii) use of book-entry credits; and (iii) PIS and COFINS debts extinguished by offsets that are still under discussion in the administrative level and have not been approved.

The updated value of the taxes, whose compensation has not been approved, is R$ 1.2 billion.

40

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

23 Geological event - Alagoas

The Company operated, since its formation and subsequently as the successor of the company Salgema, salt mining wells located in Maceió city, Alagoas state, with the purpose of supplying raw material to its chlor-alkali and dichloroethane plant. In March 2018, an earthquake hit certain districts of Maceió, where the wells are located, and cracks were found in buildings and public streets of Pinheiro, Bebedouro, Mutange and Bom Parto districts.

In May 2019, the Geological Survey of Brazil (“CPRM”) issued a report indicating that the geological phenomenon observed in the region, could be related to the rock salt exploration activities developed by Braskem. On May 9, 2019, the salt mining operation was fully ended by the Company.

Since then, the Company has been devoting its best efforts to understand the geological event: (i) possible surface effects; and (ii) the analyses of stability of salt cavities. The results are being shared with the Brazilian National Mining Agency (“ANM”) and other pertinent authorities, which the Company has been maintaining constant dialogue.

Braskem presented to ANM the measures for shutting down its salt mining fronts in Maceió, with measures for the closure of its cavities, and, on November 14, 2019, it proposed the creation of a protective area surrounding certain cavities as a precautionary measure to ensure public safety. These measures are based on a study conducted by the Institute of Geomechanics of Leipzig (IFG), in Germany, an international reference in the geomechanical analysis of areas of salt extraction by dissolution and are being adopted in coordination with the Civil Defense of Maceió and other authorities.

As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including:

i) Agreement to Support the Relocation of People in Risk Areas (“Agreement for Compensation of Residents"), entered into with State Prosecution Office (“MPE”), the State Public Defender’s Office (“DPE”), the Federal Prosecution Office (“MPF”) and the Federal Public Defender’s Office (“DPU”), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, , which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”), as updated in December 2020 (version 4), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem to the population in the areas of the Civil Defense Map, as well as the dismissal of the Public-Interest Civil Action (Reparations for Residents), as detailed in Note 23.1 (i);

ii) Agreement with the Labor Prosecution Office in Alagoas (MPT-AL) on February 14, 2020, in the amount of R$40 for implementation of the Program for Recovery of Business and Promotion of Educational Activities for residents and workers in the districts affected by the geological phenomenon. The program consists of support for the construction of daycare centers and schools and for administering professional training programs, as well as support for the Civil Defense to hire skilled professionals to continue monitoring the risk areas in the districts affected. On March 3, 2020, with the ratification of the agreement by the courts, the Public-Interest Civil Action (Reparation for Workers) was extinguished;

iii) Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation (“ACP Socio-Environmental Reparation”) and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as “Agreement for Socio-Environmental Reparation”), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible socio-environmental impacts and damages arising from salt mining in the Municipality of Maceió, as well as the termination of the Public-Interest Civil Action (Socio-environmental Reparation) related to the Company, as detailed in Note 23.1 (iii). Moreover, the Agreement for Socio-Environmental Reparation envisages the inclusion of other parties, which depends on specific negotiation with such potential parties;

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Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

iv) Agreement for Implementation of Social and Economic measures for Requalification of the Flexal Area (“Flexal Agreement”), entered into with MPF, MPE, DPU and the Municipality of Maceió and ratified on October 26, 2022, by the 3rd Federal Court of Maceió, which establishes the actions to requalify the Flexal region, payment of compensation to the Municipality of Maceió and indemnifications to residents in the region; and

v) Global Agreement with the Municipality of Maceió (“Global Agreement”) ratified on July 21, 2023 by the 3rd Federal Court of Maceió, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; (b) adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS).

The Company’s Management, based on its assessment and that of its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, presents the following changes in the period:

	June 30, 2024	June 30, 2023

Balance at the beginning of the year	5,240	6,627
	-	-
Provisions (*)	833	1,149
Payments and reclassifications (**)	(920)	(1,308)
Realization of present value adjustment	74	64
	-	-
Total	5,227	6,532

Current liability	2,735	3,816
Non-current liability	2,492	2,716
Total	5,227	6,532

(*) In the six-month period ended June 30, 2024, the increase in the provision for the period is mainly explained by the update of cost estimative relating to the implementation and advancement in the maturity of projects, initiatives and programs present in the actions fronts in Alagoas; ii) inflation adjustment of R$30 reported under Financial expenses;

(**) Of this amount, R$682 (June 30, 2023: R$1,097) refers to payments made and R$238 (June 30, 2023: R$211) was reclassified to Other liabilities, which totals a balance of R$971 (June 30, 2023: R$ 1,158) referring to accounts payable for the Geological event – Alagoas. In the six-month period ended June 30, 2024, total of R$931 (June 30, 2023: R$1,097) was disbursed, of which R$682 originated from provisions transaction of the period and R$250 originated from the Other liabilities related to the installment paid in relation to the Term of Agreement with the Municipality of Maceió.

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Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

The current provision can be segregated into the following action fronts:

a. Support for relocating and compensating: Refers to actions to support for relocating and compensating for the residents, business and real state owners of properties located in the Civil Defense Map (version 4) updated in December 2020, including establishments that require special measures for their relocation, such as hospitals, schools and public equipment.

This action has a provision of R$1,294 (December 31, 2023: R$1,353) that comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation and negotiation of individual agreements for financial compensation.

b. Actions for closing and monitoring the salt cavities, environmental actions and other technical matters: Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing salt mining areas.

On December 10, 2023, after an atypical microseismic activity, cavity 18 collapsed. Considering the best technical information available as of the date hereof, there is an indication that direct impacts of this occurrence are limited to the cavity’s location, within the protective area, which has been vacated since April 2020. The event in cavity 18 led to preventive stoppage of activities in the protective and surrounding area, which were resumed in February 2024 after the release of access to the area by the Civil Defense of Maceió. Based on the results from the analysis and studies available to date, the indication is that filling with sand will not be necessary for the cavity 18.

Additionally, the Company decided, in January 2024, that the 6 cavities previously expected to be monitored by sonar (monitoring group) should be filled with sand as a definitive solution.

Also, it was not possible to achieve pressurization of 3 cavities planned to be closed by plugging (previously referred to as “buffering”, which is a technique that consists of promoting pressurization of the cavity). As a result, following a series of analyses, studies and discussions with specialists, the Company decided, in September 2024, to fill them with sand. The decision has been presented to the ANM.

The closure plan of 35 salt cavities currently considers the following:

(i)	16 cavities are recommended to be filled with sand, including the additional three cavities that were previously to be closed by plugging. As of the date hereof, 6 cavities have been filled, 3 cavities are in progress and for the 7 remaining cavities, the activities are in the preparation and planning stage;
(ii)	6 cavities do not have an indication of additional measures to be taken, whereas natural filling was confirmed for 5 cavities and one cavity, the cavity 18 is being evaluated, with an indication that filling with sand may not be required;
(iii)	13 cavities are currently recommended to be closed by plugging, a technique that consists of promoting pressurization of the cavity. Actions are in progress to check the pressurization and additional measures may be necessary. Even after confirmation of pressurization, the stability of the cavities must continue to be monitored and the Mining Closing Plan will need to continue to be updated from time to time, seeking the definitive stabilization and final closure of all the pressurized cavities. Any such closure by plugging needs is evaluated by us, with the support of third-party consultants, on an ongoing basis, based on the most recent available data. New data on the development of new findings may lead to changes to the foregoing planned actions, which may result in relevant additional costs and expenses that may differ from the current estimates and provisions.

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Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

All the Company’s actions are based on technical studies prepared by third-party specialists, whose recommendations may be updated from time to time according to the evolution of the geological event and are submitted to competent authorities pursuant to the timeline agreed under the closing plan. The closing plan is public and regularly reevaluated jointly with the ANM. The most recent revision of the plan was submitted to the ANM in September 2024, and as of the date hereof its feedback is pending. The subsidence is a dynamic process that is present in the risk area and must continue to be monitored during and after the actions foreseen in the closing plan for the mining areas. The results of these monitoring activities will be important for assessing the need for potential future actions. Any such potential future actions may lead to relevant additional costs and expenses that may differ from the current estimates and provisions.

The provisioned balance amount of R$1,684 (December 31, 2023: R$1,583) to implement actions for closing and monitoring the salt cavities, environmental actions and other technical matters was calculated based on existing techniques and the solutions planned for the current conditions of the cavities, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may be changed based on new information, such as: results of the monitoring of the cavities, progress of implementing the plans to close mining areas, possible changes to be made to the environmental plan, monitoring of the ongoing measures and other possible natural alterations. The monitoring system implemented by Braskem envisages actions developed during and after the closure of mining areas, focusing on safety and monitoring of region’s stability.

Regarding environmental actions, in June 2022, in compliance with the Agreement for Socio-environmental Reparation, Braskem submitted to the MPF the environmental diagnosis containing the assessment of the potential environmental impacts and damages arising from salt mining activities and the environmental plan with proposals of the measures required. As established in the agreement, the parties jointly defined the specialized company that will evaluate and monitor the environmental plan. In December 2022, an additional report on the environmental plan was filed with the MPF. In February 2023, this environmental plan was approved, incorporating the suggestions provided in the additional report. Braskem continues implementing the actions established in the approved environmental plan and sharing the results of its actions with the authorities. Also agreed was that the environmental diagnosis will be updated in December 2025.

As one of the results of the collapse in cavity 18, as agreed in the Socio-Environmental Reparation Agreement, a specialized company is preparing a specific Environmental Diagnosis to evaluate potential impacts caused by the collapse of said cavity. In the initial assessments performed so far, no alteration in quality of the lake water has been identified.

c. Social and urban measures: Refers to actions in compliance with social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. To date, of the 11 projects defined for urban mobility, 2 have already been completed, 5 are in progress and the remaining projects are in the planning and execution stages. Regarding the Social and Urban Action Plan ("PAS"), 48 actions have already been validated with authorities’ signatories to the agreement and of these, 2 are being implemented. The balance of the provision is R$1,350 (December 31, 2023: R$1,369).

d. Additional measures: Refers to actions regarding: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) expenses with managing the geological event in Alagoas relating to communication, compliance, legal services, etc.; (iii) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to Flexais region; and (iv) other matters classified as a present obligation for the Company, even if not yet formalized. The balance of additional measures described in this item totals R$899 (December 31, 2023: R$935).

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Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method and the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense Map; studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, detailed in item 23.1 (i), and other new developments in the matter.

The measures related to the plans to close mining areas are also subject to the analysis and approval by the ANM, the monitoring of results of the measures under implementation as well as changes related to the dynamic nature of the geological event.

Continuous monitoring is essential for confirming the results of the current recommendations. Accordingly, the plan to close mining areas may be updated based on the need to adopt technical alternatives to the definitive stabilization and final closure of all the pressurized cavities, including, but not limited to, all other points mentioned above. In addition, the assessment of the behavior of cavities could indicate the need for certain additional measures to stabilize them.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, were defined considering the environmental diagnosis prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan was agreed to be part of the measures for a Plan to Recover Degraded Areas (“PRAD”).

On May 21, 2024, the final report of the Parliamentary Investigative Committee ("CPI"), set up by the Senate on December 13, 2023, was approved, with the purpose of investigating the effects of the Company's socio-environmental legal liability related to the geological event in Alagoas. On this date, the aforementioned CPI was declared closed, with the subsequent submission of the final report to the appropriate institutions.

There are also administrative proceedings related to the geological event in Alagoas in progress before the Federal Accounting Court ("TCU") and the Securities and Exchange Commission of Brazil ("CVM"). The company is monitoring the matter.

Since 2019, the Federal Police of Alagoas has been conducting an investigation under secrecy. In December 2023 and May and June 2024, a search and seizure of documents was carried out, in Brazil and Portugal, under this investigation, so-called “Lágrimas de Sal” Operation. The Company informs that it has always been at the disposal of authorities and has been providing all information related to salt mining over the course of the investigation.

The Company has been making progress in negotiations with public entities about other indemnification requests to understand them better. Although future disbursements may occur as a result of progress in the negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

It is not possible to anticipate all of the new claims, related to damages or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of violation or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipalities or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment.

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Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

Consequently, the Company cannot eliminate the possibility of future developments related to every aspect of the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may materially differ from its estimates and provisions.

In February 2023, the Company signed a settlement agreement with the insurance companies, closing the claim for the geological event in Alagoas.

23.1 Contingent liabilities – Geological event Alagoas

The contingent liabilities whose loss is assessed as possible by the Company’s Management, based on its evaluation and that of its external legal advisors, related the geological event in Alagoas, are disclosed as follows:

	June 30, 2024	December 31, 2023

Civil claims - Alagoas (*)	8,987	8,921
Environmental claims - Alagoas	78	73
Total (**)	9,065	8,994

(*) Amounts presented net of the portion of the provision for compensation and relocation of public facilities located on the Civil Defense Map (version 4) covered by lawsuits related to the topic. The total amount of provisions related to these claims is R$379.

(**) Comprise the lawsuits detailed below, and others of lesser value involved, including Public Civil Actions related to the relocation of certain public facilities located in the region.

In the context of this event, the main lawsuits filed against the Company are:

(i) Public-Interest Civil Action (“ACP”) filed by the Alagoas State Prosecution Office and the Alagoas State Public Defender’s Office – Reparation for Residents

In June 2019, the Company became aware of the Public-Interest Civil Action claiming the payment of indemnification for damages caused to the buildings and the residents of areas affected in the Pinheiro district and surrounding areas, in the total minimum amount of R$6.7 billion, with initial request for provisional measure to freeze the Company’s financial and other assets in the same amount. Successive orders to freeze funds resulted in the court blocking of R$3.7 billion in assets in 2019, and the unfreezing occurred in January 2020. Once the case was sent to the Federal Courts, the Federal Prosecution Office started to participate in the action.

The first agreement under this Public-Interest Civil Action (Reparation for Residents) was approved on January 3, 2020. The Agreement to Support the Relocation of People in Risk Areas (“Agreement for Compensation of Residents”), entered into by Braskem and the Alagoas State Prosecutors’ Office (“MPE”), the Alagoas State Public Defenders’ Office (“DPE”), the Federal Prosecutors’ Office (“MPF”) and the Federal Public Defenders’ Office (“DPU”, and jointly with the MPE, DPE and MPF, the “Authorities”), establishes cooperative actions for relocating people in risk areas and guaranteeing their safety, which provides support under the Financial Compensation and Support for Relocation Program implemented by Braskem, for the population in specified risk areas.

After updates of the Civil Defense Map, two legal instruments were entered into with the Authorities, in July and October 2020, to include properties in the PCF.

On December 30, 2020, the Company and the Authorities executed a second amendment to the Agreement for Compensation of Residents to terminate the Public-Interest Civil Action, through which the parties agreed to include in PCF the relocation of additional properties defined in the updated version of the Civil Defense Map, of December 2020, and in the independent technical and specialized studies engaged by the Company (“Studies”) on the potential impact of the geological event on the surface of the region. The Agreement for Compensation of Residents includes the area currently affected by the geological event, according to the Civil Defense, and the areas with potential future impacts indicated in the Studies.

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Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

To implement the actions envisaged in the Public-Interest Civil Action, the Company undertook to maintain R$2.7 billion in a checking account, of which R$1.7 billion under the Agreement for Compensation of Residents and an additional R$1 billion under the second amendment, with minimum working capital of R$100, whose transactions will be verified by an external audit company. On June 30, 2024, arising from the costs incurred related to the PCF, the balance of this checking account corresponded to R$139 under current assets (December 31, 2023: R$115). In addition, the Company and the Authorities agreed to: (i) create a technical group (Technical Monitoring Committee) to monitor the geological event and study the areas adjacent to the Civil Defense Map for a period of five years; and (ii) maintain a performance bond, currently in the amount of R$465 (down from the R$2 billion performance bond envisaged in the Agreement for Compensation of Residents).

With the judicial ratification by the courts of the Agreement for Compensation of Residents on January 6, 2021, this Public-Interest Civil Action was terminated.

(ii) Public-Interest Civil Action (ACP) filed by the Federal Prosecution Office (MPF), Federal Public Defender’s Office (DPU) and Alagoas State Prosecution Office (MPE/AL): Reparation for Residents – Map Version 5

On November 30, 2023, the Company was informed of the Public-Interest Civil Action filed by the MPF, DPU and MPE/AL against the Municipality of Maceió and Braskem, with a request for a injunctive relief based on evidence, against the Municipality of Maceió: (i) the disclosure of the new Map of Priority Action Lines, Version 5, and (ii) preparation of the Action Plan to address issues related to the identification of the roads and public equipment located in the region. Against Braskem, they request through a preliminary injunction: (i) inclusion in the PCF of the new criticality area 00 (area defined by the Civil Defense of Maceió with recommendation of vacancy) of Version 5 of the Civil Defense Map and making feasible the optional inclusion of all residents affected whose properties are located in the criticality area 01 (area defined by the Civil Defense of Maceió with recommendation of monitoring) of Version 5 of the Map, with inflation adjustments corresponding to the amounts adopted by the PCF; (ii) establishment, with the permission of the affected party of the criticality area 01, of a Program for Reparation for Damage to Properties resulting from the alleged depreciation of the property, as well as the alleged pain and suffering resulting from the inclusion of the property in version 5 of the Map; (iii) engagement of independent and specialized consultants to identify the alleged damage to properties if the affected party decides to remain in the area of criticality 01 of Version 5 of the Civil Defense Map; and (iv) engagement of independent and specialized technical advisory to provide support to the affected parties in the analysis of the scenarios and decision-making of their relocation or staying in the area. On the merits, they request confirmation of the preliminary injunctions.

On November 30, 2023, the judge rendered a decision granting the injunctive relief. Against this decision, Braskem proposed suspension of the preliminary injunction and filed an interlocutory appeal. On January 22, 2024, the decision rendered in the interlocutory appeal determined “the immediate suspension of the provisory execution determined by the trial court”, which was sustained by the full court until a final decision is issued in the interlocutory appeal.

On June 30, 2024, the adjusted amount of this action is R$1.06 billion (December 31, 2023: R$1.01 billion).

Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

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Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

(iii) Public-Interest Civil Action filed by the Alagoas State Federal Prosecution Office – Social-environmental reparation

In April 2020, the Company became aware of the Public-Interest Civil Action claiming the payment by the Company of indemnification for socio-environmental damages and other collective damages, as well as the adoption of corrective and environmental compliance measures, with preliminary injunction requiring the freezing of assets, suspension of borrowings with the Brazilian Development Bank (“BNDES”), formation of an own private fund in the initial amount of R$3.1 billion and the pledging of guarantees in the amount of R$20.5 billion. The amount of the action was R$27.6 billion.

On December 30, 2020, the Agreement for Socio-environmental Reparation was executed, with the Company mainly undertaking to: (i) adopt measures to stabilize and monitor the subsidence phenomenon resulting from salt mining; (ii) repair, mitigate or compensate potential impacts and environmental damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate potential impacts and social and urban damages arising from salt mining in the Municipality of Maceió, as detailed below:

(i) To stabilize the cavities and monitor the soil, the Company continues to implement the action plans involving the closure of mining fronts prepared by Braskem and approved by the ANM, whose measures can be adjusted until the stability of the subsidence phenomenon resulting from salt mining is verified.

(ii) Regarding the potential environmental impacts and damages resulting from salt mining in the Municipality of Maceió: as agreed with the MPF, the Company hired a specialized independent company to identify and recommend measures for recovering, mitigating or compensating any environmental impacts identified as the result of salt mining activities in Maceió. The study and the second opinion report on the environmental planning were delivered to the MPF on June 30, 2022 and December 7, 2022, respectively, and will follow the procedures as per the agreement for final consolidation of the actions to be adopted in the mutual agreement between the Company and the MPF, but it is not possible to predict the outcome or if it will result in additional amounts other than those already recorded in the provision.

(iii) Regarding potential impacts and social and urban damages arising from salt mining in the city of Maceió: to allocate the maximum amount of R$1.28 billion for adopting actions and measures in vacated areas, urban mobility actions and social compensation actions. For these social compensation actions and measures, on June 30, 2022, the Company filed with the MPF the report and the respective plan of social action that will be used as base to define the measures to be adopted. Braskem also will allocate the amount of R$300 for indemnification for social and collective pain and suffering and possible contingencies related to actions in vacated areas and in urban mobility actions.

The Company and the Federal Prosecution Office also agreed to hire a specialized consultancy to evaluate the Company’s Social and Environmental Management Program and on the pledging of security interest involving certain assets of the Company in the amount of R$2.8 billion to substitute the performance bond of R$1 billion.

The Agreement for Socio-environmental Reparation was ratified by Court on January 6, 2021, with the termination of the Public-Interest Civil Action for Socio-environmental Reparation with regard to Braskem.

Finally, under the Agreement for Socio-environmental Reparation, on January 21, 2021, the Civil Investigation launched in June 2020 by the MPE was closed. It aimed to: (i) calculate the extent of the urban damages caused by the geological event that occurred in Maceió; (ii) seek, jointly with those entitled, necessary and adequate architectural solutions for the destination, restoration and/or use of the cited empty spaces left in the districts impacted; (iii) calculate, if applicable, potential compensatory liabilities for the damages caused to the urban order.

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Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

On July 21, 2023, the 3rd Federal Court of Maceió ratified the full adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS), also ratifying adherence in connection with the Instrument of Partial Adhesion on Urban Mobility.

(iv) Public-Interest Civil Action filed by the Alagoas State Public Defender’s Office: Request for Indemnification for Additional Collective Pain and Suffering

In March 2024, the Company became aware of the Public-Interest Civil Action filed by the Public Defender’s Office (DPE) which, among others, challenges clause 69 of the Socio-environmental Agreement (payment of R$150 for collective pain and suffering), alleging that there are facts subsequent to the execution of the agreement that would have caused additional pain and suffering.

DPE argues that: (i) the payment of the Socio-environmental Agreement would not cover future damages; (ii) the transfer of ownership of the area covered by the PCF to Braskem would violate constitutional principles; (iii) the damage caused should be fairly compensated; (iv) collective existential damages should be compensated; and (v) Braskem should be judged for “illicit profit,” to be calculated.

Based on these allegations, it requested a preliminary injunction: (i) to suspend clause 58, paragraph two, of the Socio-environmental Agreement in order to reject the possibility of returning the area to Braskem; (ii) to prohibit the sale of the PCF area until a final and unappealable decision is made on the subject of the claim, considering that the assets acquired through the Program for Financial Compensation must not be sold or pledged. On April 12, 2024, these preliminary claims were rejected by the court.

In the merit, the claims include: (i) the loss of all properties that are the subject of PCF, with the possibility of returning the area to the victims or to the public domain, besides ordering Braskem to pay, as compensation for collective and social pain and suffering, the same amount paid by Braskem for material damages; (ii) condemning Braskem, as compensation for existential damages, for the loss of all properties that are the subject of the PCF; (iii) condemning Braskem for “illicit profit,” with the loss of properties that are the subject of the PCF, and the payment of amounts obtained by the Company through its alleged illicit conduct (to be calculated in the liquidation of the award); (iv) issue of subpoena to the Investor Relations Officer, for the purposes of regulatory obligations, with the publication of material fact notice.

The amount of the claim attributed by DPE is R$150.

The Management, based on the opinion of external legal advisors, classifies the likelihood of loss in this action as possible.

(v) Public-Interest Civil Action filed by the Federal Public Defender’s Office: Refusal of insurance within the scope of Housing Financial System (“SFH”)

In November 2021, the Company became aware of the Public-interest civil action filed by DPU to question the denial of necessary insurance for contracts under the SFH to acquire properties located within a radius of 1 km outside the risk area defined by the version 4 map of Civil Defense authorities, which is the subject matter of the Residents PCA agreement – See item (i).

Insurers linked to SFH, financial agents, the regulatory agency and Braskem are the defendants. The main claim is only against the insurers, financial agents and the regulatory agency on the grounds that the refusal to contract the insurance is abusive and has no technical or legal grounds. There is a secondary and eventual claim to sentence Braskem to pay indemnification in an amount to be settled in the future, if the judge understands that the refusal somehow has grounds in the subsidence phenomenon.

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Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

On January 10, 2024, a decision was rendered partially ordering the insurance companies to: (i) refrain from applying the safety margin beyond the risk area defined by the Civil Defense and engaging in unfair pricing and increases to avoid contracting insurance coverage for properties out of and next to the risk area, declaring that there were no denials/decreases in the insurance coverage based exclusively on the safety margin, (ii) call everyone who is interested to reassess the request for housing insurance. Braskem was not found guilty, and insurance companies filed appeal against the decision, which is pending.

It is not possible to estimate the indemnification amount, which will depend on the evidence of damages submitted by people whose insurance was denied.

The Management, supported by the opinion of the external legal advisor, classifies the probability of loss in this lawsuit as possible.

(vi) Public-Interest Civil Action filed by the Alagoas State Public Defender’s Office – Review of terms of the Flexal Agreement

In March 2023, the Company became aware of the Public-interest civil action filed by DPE against the Company, the Federal Government, the State of Alagoas and the Municipality of Maceió seeking, among other claims, the revision of terms of the Flexal Agreement, signed amongst Braskem, the MPF, the MPE, the DPU, and Municipality of Maceió, ratified on October 26, 2022, by the 3rd Federal Court of Alagoas.

Through of this lawsuit, the DPE seeks, among other claims, the inclusion of residents of Flexais region, who choose to adhere the PCF, program created under the agreement in ACP (Reparation for Residents), with consequent reallocation of these residents and compensation for moral and material damages in parameters specified in the ACP.

As injunction relief, DPE also requested, that the Municipality of Maceió and Braskem initiated the registration of all residents who requested to be relocated and their concomitant inclusion in the PCF, or, alternatively, requested the freeze of Braskem bank accounts in the amount of R$ 1.7 billion, to guarantee the compensation for moral and material damages to residents of the Flexais region. The injunction relief requests were rejected by the trial and appellate courts. On June 30, 2024, the amount of this action is R$2.05 billion (December 31, 2023: R$1.95 billion).

On January 19, 2024, a decision was rendered, still subject to appeals by the parties, judging partially valid the requests made by the DPE to:

(i)	deny the request for annulment of the clauses of Flexal Agreement, stating, however, that the settlement described in the agreement must be interpreted as settlement until the date of execution of the agreement, and does not cover property damages related to real estates and their depreciation;
(ii)	deny the request for payment of collective pain and suffering;
(iii)	grant the payment for pain and suffering while the effects of social isolation persist. The judgment validated the parameters of the program provided in the Flexal Agreement, however it understood that the amounts paid in the program correspond to the period between October 2020 and the date the Flexal Agreement was entered into, therefore payments must continue until the effective requalification of the Flexais region;
(iv)	grant the request for indemnity for property damages resulting from the real estate depreciation to be estimated during the phase of fulfillment of the judgment;

50

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

(v)	determine the development of the case to adjudicate the request for relocation of residents, among others.

The Management, supported by the opinion of the external legal advisor, classifies the probability of loss in this lawsuit as possible.

(vii) Public-Interest Civil Action filed by the Federation of Fishermen of the State of Alagoas (“FEPEAL”) and National Confederation of Fishermen and Aquaculturists (“CNPA”): Fishermen Reparation

In August 2023, the Company became aware of the Public-Interest Civil Action filed by FEPEAL and CNPA (jointly the “Associations”) against the Company, seeking compensation for material damages (damages and loss of profit) and homogeneous individual and collective morals damages for the Associations and each of the alleged 8,493 affected fishermen represented by the Associations.

As a preliminary measure, the Associations requested, among other claims, that the Company provision sufficient funds to guarantee the compensation of fishermen included in the public-interest civil action, and also publishing a material fact notice to the shareholders. These requests were rejected by the Courts.

Among other requests, the Associations claim the payment of: (i) compensation for (a) individual and homogeneous moral damages suffered, in the amount of R$50,000 and (b) material damages in the form of individual and homogeneous loss of profits, in the amount of R$132,000 in both cases for each of the allegedly affected fishermen; (ii) compensation for collective moral damages for the Associations, in the amount of R$100,000; (iii) compensation for collective material damages to the Associations, in the amount of R$750,000; and (iv) attorney fees in the amount of 20% on the value of the award.

On June 30, 2024, the plaintiffs’ claims amount to R$2.02 billion, and the Management, based on the opinion of its external legal advisors, classifies the likelihood of loss in the amount of R$1.69 billion as possible (December 31, 2023: R$1.61 billion) and the amount of R$337 (December 31, 2023: R$321) as remote.

(viii) Public-Interest Civil Action filed by the Federation of Fishermen of the State of Alagoas (“FEPEAL”): Fishermen Financial Assistance

On December 13, 2023, the Company became aware of the ACP, with request for advance relief, filed by FEPEAL, which requested the payment of an emergency financial assistance to the fishermen who work in Mundaú Lagoon, in the monthly amount of R$1,946.75, while the prohibition imposed by Administrative Rule 77/ Port Authority of Alagoas (“CPAL”) of navigating in part of the Lagoon remains.

As a result of negotiations between the parties to the ACP and other institutions, which began in December 2023, to reach an agreement on the matter, on February 7, 2024, an Agreement was entered into between Braskem, FEPEAL, CNPA and DPU, for the payment of indemnification to fishermen and shellfish collectors temporarily affected by the restriction of traffic of boats in the Mundaú Lake, in an area defined by the Port Authority of Alagoas for safety reasons. The agreement envisages the payment by Braskem of an amount equivalent to three minimum wages to up to 1,870 professionals registered with the Ministry of Fishing and Agriculture (“MPA”) who can provide evidence of their work in the region. The ratification decision ended the Public-Interest Civil Action, extinguishing the case after examining the merits. As of June 30, 2024, the remaining amount of this provision is R$2 (R$8.6 on December 31, 2023).

51

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

(ix) Action against the Violation of a Constitutional Fundamental Right (ADPF) filed by the Alagoas State Governor

On December 18, 2023, the Company was informed of the Action against the Violation of a Constitutional Fundamental Right (ADPF) filed by the Alagoas State Governor before the Federal Supreme Court due to some clauses of the agreements entered into out-of-court and ratified in the records of the cases 0803836-61.2019.4.05.8000 (ACP Reparation for Residents, 0806577-74.2019.4.05.8000 (ACP Social-Environmental Reparation) and 0812904-30.2022.4.05.8000 (Flexal Agreement), which deal with the waiver given to the Company, as well as the acquisition and potential exploration of the vacant properties.

On December 18, 2023, Braskem presented a statement applying for the denial of the ADPF continuance. On January 10, 2024, the judge rapporteur determined the testimony of Braskem, Municipality of Maceió /AL, State of Alagoas Prosecution Office, Alagoas State Defender’s Office and Federal Public Defender’s Office and the statement of the Office of the Attorney General and Office for the General Counsel for the Federal Government. These interested parties presented their manifestation, and, on June 24, 2024, the judge rapporteur issued a decision denying the ADPF continuance. The Alagoas State Governor appealed against such decision.

The case has no amount attributed to it. The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

(x) Indemnifying action: Companhia Brasileira de Trens Urbanos (“CBTU”)

On February 2, 2021, the Company was notified of the filing of an action by CBTU, formulating initially only a preliminary injunction for maintaining the terms of the cooperation agreement signed previously by the parties. The request was denied in lower and appellate courts, given the fulfillment of the obligations undertaken by Braskem. On February 24, 2021, CBTU filed an amendment to the initial request claiming the payment of compensation for losses and damages in the amount of R$222 and for moral damages in the amount of R$0.5, as well as the imposition of obligations, including the construction of a new rail line to substitute the stretch that passed through the risk area.

On June 30, 2024, the inflation-adjusted amount of this lawsuit was R$1.48 billion (December 31, 2023: R$1.46 billion). Braskem entered into a memorandum of understanding with CBTU to reach a mutual solution and suspend the lawsuit during the negotiation period and has made progress in the technical understanding about the topic. As a result of a joint petition filed by the parties, a procedural legal agreement was presented by the parties and ratified by the court, which envisages the continuation of negotiations for a possible conciliation between the parties until March 2025.

Braskem’s Management, based on its evaluation and that of its external legal advisors, classifies the probability of loss in this case as possible.

52

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

(xi) Action for Damages: Pinheiro District Property

In June 2019, the Company became aware of the action for damages filed by Construtora Humberto Lobo (under court-supervised reorganization), a Contractor that claimed it suffered damages and loss of profits due to an agreement to purchase from Braskem a property in the District of Pinheiro. Said agreement was terminated by Braskem due to lack of payment by the Contractor. Nevertheless, the Contractor claims that Braskem omitted information on the existence of structural problems in the deactivated salt mining wells located on said property. On July 05, 2023, a decision was rendered in favor of Braskem. It did not recognize the existence of the alleged loss of profits and alleged damage to the contractor’s image, only ordering the return of R$3 by Braskem to the plaintiff, plus inflation adjustment, to be deducted from the amounts already received by Humberto Lobo during the lawsuit. The lawsuit is ongoing, and Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible. As of June 30, 2024, the amount of this action is R$0.6 (2023: R$0.5).

53

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

(xii) Indemnity Claim: State of Alagoas

In March 2023, the Company became aware of the indemnity claim filed by the State of Alagoas, requesting compensation for alleged damages resulting, among others claims, from the loss of properties within the risk area defined by the Civil Defense of Maceió, alleged investments initiated by the State of Alagoas and that would have become void unusable due to the evacuation of the risk area and alleged loss of tax revenue, with a request that such damages to be determined by a court appraiser.

On October 10, 2023, the trial court handed down summary judgment ordering Braskem to reimburse the amounts invested, public equipment and losses in tax collection as required by the State of Alagoas. The indemnity amounts must be set in the award calculation phase. The Company filed an appeal against the decision. On June 30, 2024, the amount of this action is R$1.55 billion (December 31, 2023: R$1.42 billion). The Company pledged a performance bond for this lawsuit in the amount of R$1.4 billion.

The Management, supported by the opinion of its external legal advisor, classifies the probability of loss in this lawsuit as possible.

(xiii) Other civil actions: Indemnifications related to the impacts of subsidence and relocation of areas affected

On June 30, 2024, Braskem was defendant in several other actions, that, in aggregate, involve the amount of R$1.39 billion (2023: R$1.42 billion), filed by individuals in Brazil and abroad, seeking the payment of indemnifications directly or indirectly related to the geological event in Maceió.

Among these actions, there is a compensation action before the Rotterdam Court in the Netherlands, brought by 9 residents of the area affected by the subsidence (originally 15, but 6 transacted with the Company and withdrew the claim) against Braskem. On July 24, 2024, the Company became aware of the decision of the Dutch court that concluded that there was no connection between the Company's subsidiaries in that country and the subsidence event in Alagoas. The Dutch Court also ruled that the plaintiffs are entitled to financial compensation to be paid by Braskem. The decision did not assign a compensation amount to the plaintiffs, allowing the settlement of the compensation amount in a separate liquidation procedure that may be instituted in the Netherlands, in accordance with Brazilian law. The parties may appeal.

The Management, supported by the opinion of its external legal advisor, classifies the probability of loss of the lawsuits, in the total amount mentioned above, as possible.

(xiv) Administrative Proceeding: Notice of Violation issued by the Environment Institute of Alagoas State (“IMA”)

On December 4, 2023, the Environment Institute of Alagoas State issued a fine to the Company due to the alleged environmental degradation resulting from the soil displacement in the region where the mining front is closed in the municipality of Maceió. Considering that in 2019 Braskem had already been fined for the same event and legal grounds, a defense to the notice of violation was filed for bis in idem. The original notice of violation of 2019 was closed with the signature of the Consent Decree (TAC) on December 23, 2023.

On June 28, 2024, Braskem was served with the decision, still subject to administrative appeal, maintaining the notice of violation.

On June 30, 2024, the amount of this proceeding was R$75 (December 31, 2023: R$71).

The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

54

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

(xv) Public Civil Action filed by the State Public Defender’s Office of Alagoas: Request for partial annulment of the agreements entered under the PCF and revision of the compensation paid for individual moral damages

In September 2024, the Company became aware of the ACP filed by the DPE/AL, seeking, among other requests, the revision of the compensation paid in the PCF for individual moral damages, with the partial annulment of the agreements entered under the PCF and ratified in court, under the following arguments: (i) tabulation of moral damages by the PCF; (ii) use by the PCF of the “household” criterion; and (iii) injury and state of necessity that supposedly led residents to accept bundled agreement proposals involving compensation for moral and material damages.

The DPE/AL also requests the annulment of the clauses of the individual agreements of the PCF that provide for the transfer of the ownership/possession of the vacated properties to the company, and seeks the cancellation of the respective title registrations made before the Real Estate Registries, restoring the ownership and possession of such properties to the previous owners/victims, as well as that the amounts of moral damages already paid to the assisted parties within the scope of the PCF be considered as an advance of the supposedly due compensation.

The amount of the claim attributed by the DPE/AL is R$ 5 billion.

The management, supported by the opinion of external legal advisors, classifies the probability of loss in this lawsuit as remote.

55

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

24 Equity

24.1 Capital

On June 30, 2024 and on December 31, 2023, the Company's subscribed and paid-up capital stock amounted to R$8,043 and comprised 797,207,834 shares with no par value, distributed as follows:

								Amount of shares
		Common		Preferred shares		Preferred shares
		shares	%	class A	%	class B	%	Total	%

Novonor		226,334,623	50.11	79,182,498	22.95	-	-	305,517,121	38.32
Petrobras		212,426,952	47.03	75,761,739	21.96	-	-	288,188,691	36.15
ADR	(i)	-	-	64,145,570	18.59	-	-	64,145,570	8.05
Norges Bank		-	-	22,442,704	6.50	-	-	22,442,704	2.82
Other		12,907,077	2.86	103,527,854	30.00	478,790	100.00	116,913,721	14.66
Total		451,668,652	100.00	345,060,365	100.00	478,790	100.00	797,207,807	100.00
Treasury shares		-	-	27	-	-	-	27	-
Total		451,668,652	100.00	345,060,392	100.00	478,790	100.00	797,207,834	100.00

Authorised		535,661,731		616,682,421		593,818		1,152,937,970

(i) American Depository Receipt (“ADR”) traded on the New York Stock Exchange – NYSE (USA).

24.2 Share rights

Preferred shares carry no voting rights, but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. As common shares, only class “A” preferred shares will have the same claim on the remaining profit that exceeds the minimum mandatory dividend of 6% and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class “A” preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Class “A” preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class “B” preferred shares can be converted into class “A” preferred shares at any time, at the ratio of two class “B” preferred shares for one class “A” preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed.

In the period ended June 30, 2024, no shares were delivered. In the period ended June 30, 2023, 665,381 shares, which were held in treasury, were delivered as a form of payment to participants of the 2020 Long-Term Incentive (LTI) Program.

56

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

25 Loss per share

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings (losses) per share.

	June 30, 2024	June 30, 2023
	Basic and diluted	Basic and diluted

Loss for the period attributed to Company's shareholders	(5,459)	(586)
	-	-
Reconciliation of income available for distribution, by class (numerator):
Common shares	(3,093)	(332)
Preferred shares class "A"	(2,363)	(253)
Preferred shares class "B"	(3)	-
	(5,459)	(585)

Weighted average number of shares, by class (denominator):
Common shares	451,668,652	451,668,652
Preferred shares class "A"	345,060,365	344,527,325
Preferred shares class "B"	478,790	478,790
	797,207,807	796,674,767

Loss per share (in R$)
Common shares	(6.8485)	(0.7358)
Preferred shares class "A"	(6.8485)	(0.7358)
Preferred shares class "B"	(6.8485)	(0.7358)

26 Net revenues

	June 30, 2024	June 30, 2023
Net sales and services revenue	36,995	37,202

57

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

27 Expenses by nature and function

	June 30, 2024	June 30, 2023
Classification by nature:
Raw materials other inputs	(27,983)	(29,408)
Personnel expenses	(1,985)	(1,766)
Outsourced services	(1,435)	(1,509)
Depreciation and amortization	(2,517)	(2,535)
Freights	(2,037)	(1,961)
Idle industrial plants	(332)	(195)
Geological event in Alagoas (Note 23)	(803)	(1,149)
Other income	249	1,145
Other expenses	(897)	(979)
Total	(37,740)	(38,357)
Classification by function:
Cost of products sold	(34,488)	(35,759)
Selling and distribution	(908)	(973)
(Loss for) Reversal of impairment of trade accounts receivable and others from clients	56	(48)
General and administrative	(1,239)	(1,174)
Research and development	(212)	(175)
Other income (i)	249	1,146
Other expenses (ii)	(1.198)	(1,374)
Total	(37,740)	(38,357)

(i)	In 2023, it mainly refers to the claim settlement agreement signed with insurers and to the final and unappealable judgment of the unconstitutionality action of the increase in the PIS and COFINS rate levied on gasoline and diesel oil sale operation.
(ii)	Amount mainly relates to the expenses incurred with the geological event in Alagoas.

28 Financial results

	June 30, 2024	June 30, 2023
Financial income
Interest income	683	626
Inflation indexation income on tax assets	11	19
Other	134	105
	828	750

Financial expenses
Interest expenses	(2,235)	(1,868)
Loans transaction costs - amortization	(104)	(104)
Adjustment to present value - appropriation	(473)	(289)
Interest expenses on leases	(126)	(119)
Other	(177)	(203)
	(3,115)	(2,583)

Derivatives and exchange rate variations, net
On financial assets	496	(846)
On financial liabilities	(6,100)	2,606
Gain on derivatives	-	288
Losses on derivatives	(2)	(407)
	(5,606)	1,641

Total	(7,893)	(192)

The effects from exchange variation on the Company’s transactions are mainly due to the variations in the following currencies:

58

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

	End of period rate			Average rate
	June 30, 2024	December 31, 2023	Variation	June 30, 2024	June 30, 2023	Variation
U.S. dollar - Brazilizan real	5.5589	4.8413	14.82%	5.0843	5.0744	0.19%
Euro - Brazilizan real	5.9547	5.3516	11.27%	5.4969	5.4831	0.25%
Mexican peso - Brazilizan real	0.3044	0.2856	6.58%	0.2971	0.2793	6.40%
U.S. dollar - Mexican peso	18.2726	16.9596	7.74%	17.1258	18.1863	-5.83%
U.S. dollar - Euro	0.9335	0.9046	3.19%	0.9248	0.9533	-2.99%

29 Segment information

	June 30, 2024
				Operating expenses
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Profit (loss) before net financial expenses and taxes

Reporting segments
Brazil	25,870	(24,128)	1,742	(785)	-	(888)	69
USA and Europe	9,943	(9,163)	780	(343)	-	(68)	369
Mexico	2,503	(2,291)	212	(235)	-	(14)	(37)
Total	38,316	(35,582)	2,734	(1,363)	-	(970)	401

Other segments	436	(194)	242	3	(27)	76	294
Corporate unit	-	-	-	(976)	-	(24)	(1,000)

Braskem consolidated before eliminations and reclassifications	38,752	(35,776)	2,976	(2,336)	(27)	(918)	(305)

Eliminations and reclassifications	(1,757)	1,288	(469)	33	-	(31)	(467)

Total	36,995	(34,488)	2,507	(2,303)	(27)	(949)	(772)

	June 30, 2023
				Operating expenses
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Profit (loss) before net financial expenses and taxes

Reporting segments
Brazil	26,280	(25,747)	533	(879)	-	(347)	(693)
USA and Europe	8,821	(8,080)	741	(379)	-	77	439
Mexico	2,407	(2,284)	122	(198)	-	(6)	(81)
Total	37,508	(36,111)	1,396	(1,456)	-	(276)	(335)

Other segments	406	(336)	70	101	11	10	190
Corporate unit	-	-	-	(1,015)	-	52	(963)
					-
Braskem consolidated before eliminations and reclassifications	37,914	(36,447)	1,466	(2,370)	11	(214)	(1,108)

Eliminations and reclassifications	(712)	688	(23)	-	-	(14)	(36)

Total	37,202	(35,759)	1,443	(2,370)	11	(228)	(1,144)

30 Contractual obligations

The Company has long-term commitments for the purchase of feedstock. At June 30, 2024, these obligations amounted to R$8,436 (December 31, 2023: R$8,616) and are expected to be settled by 2044.

59

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at June 30, 2024 All amounts in millions Reais, unless otherwise stated

31 Subsequent events

In September 2024, as disclosed in Note 23.1 (xv), Public Defender’s Office of the State of Alagoas filed a Public-Interest Civil Action against the Company seeking, among other requests, to review the compensation paid for moral damages in the context of the PCF, with a request for partial annulment of the signed agreements related to the PCF and ratified in court. The value of the claim attributed by the DPE is R$5 billion. The management, supported by the opinion of the external legal advisor, classifies the probability of loss in this lawsuit as remote.

60

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.